FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Audited Financial Statements

Companhia Brasileira de Distribuição

December 31, 2008 and 2007
with Report of Independent Auditors

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUDITED FINANCIAL STATEMENTS

December 31, 2008 and 2007

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1. We have audited the balance sheets of Companhia Brasileira de Distribuição and the consolidated balance sheets of Companhia Brasileira de Distribuição and its subsidiaries as of December 31, 2008 and 2007, and the related statements of income, shareholders' equity, cash flows and added value for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the investees Pão de Açúcar Fundo de Investimento em Direitos Creditícios and Miravalles Empreendimentos e Participações S.A. for the year ended December 31, 2007 have been audited by other auditors. Our opinion on the investment, equity pickup, assets and liabilities, net sales revenues and net income for the year, included in the consolidated financial statements of the Company, together with the amounts and other information that have been included in the notes to consolidated financial statements of the Company, pertaining to said investees, are exclusively based on the opinion of these auditors.

2. Our audits were conducted in accordance with generally accepted auditing standards in Brazil, and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by Company management, as well as an evaluation of the financial statement presentation, taken as a whole.

3. In our opinion, and based on our audits and on the report of the other independent auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição and the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries as of December 31, 2008 and 2007, the results of operations, changes in shareholders’ equity, cash flows and added value for the years then ended, in accordance with accounting practices adopted in Brazil.

4. As described in note 2.b, due to changes in the accounting practices adopted in Brazil during 2008, the financial statements related as of and for the year ended December 31, 2007, presented for comparison purposes, were adjusted and restated in accordance with NPC 12 – Accouting Practices, Changes in Estimation and Correction of Errors.

São Paulo, February 26, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant CRC-1SP170652/O-1

Message from Management

In 2008, Grupo Pão de Açúcar maintained its focus on maximizing existing resources through the pursuit of operating efficiency and increased productivity, exemplified by the development and implementation of a series of initiatives designed to make us more efficient and competitive.

The adoption of a new management model was decisive in consolidating the Group as a lean company, quick to take decisions, pursuing results and fully prepared to sell and, above all, to grow.

We integrated the Commercial, Operational and Marketing areas under a single Vice-Presidency, created an Executive Office for the regional commercial branches to strengthen business management in each of the regions where we operate, and integrated the IT and Supply Chain areas. We also simplified organizational structures and redefined the macroprocesses of each area in order to identify opportunities for gains in efficiency.

We then directed our efforts towards the sales pillars: assortment, pricing, communication and services. In practice, we followed the same strategy adopted in Rio de Janeiro, where results and profitability have improved substantially, as has customer traffic.

We reorganized our assortment in line with consumer demand, buying habits and purchasing power in each micro-region where our stores are installed (clustering). We also strengthened the categories that define the positioning of each of our formats and adjusted our pricing policies in order to improve competitiveness, focusing on those consumers and products that generate more store traffic. Our promotional communication ceased to be linear and began to respect the cluster of each store. Finally, we began to invest in strengthening our customer service.

These changes in 2008 were only possible thanks to the involvement of our people and the integration of the areas, who worked together in the taking of decisions, always focusing on our most important objective – the creation of value for our shareholders.

Unlike the market in general, Grupo Pão de Açúcar is confronting this crisis with a strong capital structure. Although our main goal is to maintain the Company’s financial health, we also see opportunities for increasing our market share.

When the crisis first erupted at the beginning of 2008, the Company decided to raise funds and reinforce its cash by around R$ 500 million, closing the year with a cash position of R$ 1.6 billion. Without taking risks of potential losses with foreign-exchange or derivatives operations, our net debt/EBITDA ratio closed the year at 0.58x, less than our beginning-of-year guidance of 1.0x, giving us tranquility to overcome the challenges of 2008 and plan our future growth in a calm and disciplined manner. We also expect growth on the consumer financing front, thanks to FIC (Financeira Itaú CBD), which now has more than 6 million clients and is fully capable of meeting our customers’ demand for credit. In addition, we have reached an expressive reduction in inventory levels by the end of the year.

We also reduced our annual investments, not only as a precautionary measure, but also to adjust our formats for greater profitability. Processes were streamlined to make us faster and prepare us for the future scenario, especially more aggressive and sustainable growth.

Our results reflect gains in efficiency and market share. Gross sales increased by 18.2% over 2007 to R$ 20.9 billion and same-store sales grew by 2.6% in real terms. EBITDA moved up by a substantial 32.5%, totaling R$ 1.34 billion in 2008, while net income jumped by 41.6%.

Despite the global economic crisis, we are beginning 2009 in a stronger position and much better prepared to achieve solid growth, both in terms of sales and results.

We are extremely confident regarding the future. We believe the markets will recover and that the resulting business will be built on more solid and realistic bases. Our objective is to continue growing, always seeking a balance between sales and profitability.

We will only be making investments that generate higher profitability and greater returns. Our short and midterm objectives are to maintain the Company’s financial health, take advantage of the current situation to increase sales and market share, maintain control over expenses and invest in IT and logistics, as well as in the expansion of the Assai format and the convenience stores.

Simplicity and focus will continue to be our watchwords in the years ahead, in line with the back-to-basics strategy adopted in 2008. At this special time, when it celebrated its 60th anniversary, Grupo Pão de Açúcar remains committed to providing its customers with high-quality products and services and creating value for its shareholders. And, finally, we would like to thank our shareholders, clients and suppliers for their confidence and support and, above all, our employees, for their contribution, determination and dedication.

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo). The 2008 results are based on consolidated pro-forma numbers, which exclude the restructuring expenses in the first quarter in order to ensure an analysis of the Company’s real performance.

The 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million, with an R$ 8.7 million impact on selling expenses and a R$ 14.3 million impact on G&A expenses.

Law 11.638/07 was sanctioned on December, 2007. The purpose of this act, which amends, revokes and adds to Laws 6.404 and 6.385, is to update Brazilian corporate law in order to bring Brazilian accounting practices into line with the international practices adopted by the IASB (International Accounting Standards Board).

All the figures below do not include the accounting changes introduced by Law 11.638/07, whose effects are shown in the “Reconciliation of Net Income based on Law 11.638/07” chart on page 13.

Sales Performance
Gross same-store sales move up 10.4% year-on-year in 4Q08,
the best quarterly performance of the last three years

(R$ million)(1)	4Q08	4Q07	Chg.	2008	2007	Chg.
Gross Sales	5,922.4	5,137.4	15.3%	20,856.8	17,642.6	18.2%
Net Sales	5,142.7	4,328.8	18.8%	18,033.1	14,902.9	21.0%
(1) Totals may not tally as the figures are rounded off
(2) basis points

Gross sales totaled R$ 20.9 billion in 2008, 18.2% up on 2007, while net sales grew by 21.0% to R$ 18.0 billion. In same-store terms, gross sales recorded a nominal increase of 8.5%, above the annual guidance, and a real upturn of 2.6%, when deflated by the IPCA – General Consumer Price Index(1). Net sales moved up by 11.0% in nominal terms and 6.3% in real terms.

The same-store performance was due to the Company’s policy of maximizing existing resources, the increase in customer traffic and the higher average ticket in 2008.

Food accounted for 75.6% of the Group’s annual gross sales and recorded same-store growth of 7.3%, led by grocery and perishables. Non-food items recorded same-store growth of 12.1%, led by consumer electronics, general merchandise and drugstores, all of which posted double-digit growth over the year before.

In terms of format, the annual sales highlights were Extra, Pão de Açúcar and CompreBem, especially in São Paulo, Extra-Eletro and Extra.com.br (e-commerce).

Fourth-quarter gross sales came to R$ 5.92 billion, 15.3% up year-on-year, while net sales increased by 18.8% to R$ 5.14 billion.

Same-store gross sales moved up 10.4% year-on-year, with real growth of 3.9%, while net sales increased by 13.7% in nominal terms. Also under the same-store concept, food and non-food items recorded respective growth of 10.1% and 11.0% .

The strong annual growth was due to the following factors: (i) the adoption of a consistent pricing policy, which increased the competitiveness of each format and region; (ii) a major assortment adjustment per region and consumer socioeconomic profile through clusterization, which had a positive impact on sales; and (iii) the implementation of a more specialized marketing strategy geared towards specific consumer needs and respecting the pricing and assortment of each region. Consequently, the Group recorded sustainable growth, accompanied by higher customer traffic, leading to gains in market share.

The Group outperformed the sector, posting higher sales figures than those published by ABRAS (the Brazilian Supermarket Association) and the IBGE (Brazilian Institute of Geography and Statistics). In addition, recent numbers disclosed by the competition continue to indicate gains in market share, especially in the hypermarket segment.

(1) The Company has adopted as its inflation indicator, the IPCA – General Consumer Price Index, which is also used by the Brazilian Supermarket Association (ABRAS), instead of the food component of the IPCA Index, in view of: (i) product incompatibility (the food component of the IPCA basket is not representative of the Company’s entire product and brand mix (e.g. it does not include personal care and household cleaning products); (ii) family profiles (product weight in the food index is determined by the POF (Family Budget Survey), which considers families earning between one and 40 minimum wages per month (e.g. rice represents 3.61% of the food IPCA, but only 1.30% of GPA’s food sales); and (iii) the importance of channels and regions (the weight of regions/sales channels in the food component of the IPCA is out of step with GPA’s).

Gross profit moves up 12.4% in the quarter
Gross margin stands at 26.4% in 2008

(R$ million)(1)	4Q08	4Q07	Chg.	2008	2007	Chg.
Gross Profit	1,345.2	1,197.2	12.4%	4,753.6	4,178.4	13.8%
Gross Margin - %	26.2%	27.7%	-150 bps(2)	26.4%	28.0%	-160 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Annual gross profit totaled R$ 4.75 billion, 13.8% up on 2007, accompanied by a gross margin of 26.4%, versus 28.0% the year before, thanks to the following factors:

(i) the incorporation of the Assai chain, whose margins are lower than those of the Group, contributed a negative 80 bps to the overall gross margin;

(ii) maintenance of the competitive price strategy and the increased sales participation in electronics, whose margins are narrower than those of food products, but which helped push up the average ticket. These factors helped reduce the overall margin by around 50 bps; and

(iii) the change in the way ICMS (state VAT) is collected as of the second quarter, especially in the state of São Paulo, which provoked an increase in the cost of goods sold (COGS) and in net revenue, given that ICMS was no longer booked under sales taxes being now booked under COGS. This further reduced the gross margin by around 30 bps in 2008.

Gross profit totaled R$ 1.35 billion in 4Q08, 12.4% up on the R$ 1.2 billion recorded in 4Q07, while the gross margin narrowed from 27.7% to 26.2% . The margin was negatively impacted as follows:

  30 bps from the maintenance of the competitiveness strategy and the bringing forward of promotions to the final week of December in order to increase customer traffic and end-of-year sales;

  70 bps from the incorporation of the Assai chain; and

  50 bps from the change in the ICMS tax regime.

Operating Expenses
Reduction of 230 bps in percentage-of-net-sales terms

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Selling Expenses	748.3	701.5	6.7%	2,746.6	2,552.5	7.6%
Gen. Adm. Exp.	169.1	141.4	19.6%	537.4	500.3	7.4%

Operating Exp. (before Taxes and Charges)	917.4	842.9	8.8%	3,284.0	3,052.8	7.6%
% of Net Sales	17.8%	19.5%	-170 bps(2)	18.2%	20.5%	-230 bps(2)
Taxes & Charges	29.8	29.3	1.5%	109.9	99.6	10.3%

Total Operating Expenses	947.2	872.2	8.6%	3,393.9	3,152.4	7.7%
% of Net Sales	18.4%	20.1%	-170 bps(2)	18.8%	21.2%	-240 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Operating expenses (selling, general and administrative expenses) amounted to R$ 3.28 billion in 2008, 7.6% more than in 2007 but well below sales growth in the same period. This figure was equivalent to 18.2% of net sales, 230 bps down on the 20.5% recorded the year before.

Excluding restructuring expenses of R$ 16.4 million in 2007 (R$ 5.9 million in selling expenses and R$ 10.5 million in G&A expenses), operating expenses would have increased by 8.2%, also well below sales growth. In percentage-of-net-sales terms, there would be a 220 bps reduction over the pro-forma 2007 figure of 20.4%.

Total operating expenses in 2008 (including taxes and other charges) came to 18.8% of net sales, less than the annual guidance of 19.0%.

This reduction was due to the implementation of the Company’s new management model, which resulted in a complete process overhaul, the rationalization of expenses and the streamlining of the organizational structure. In addition, at the beginning of the year the Company created the Expense Committees (Personnel, Marketing, Maintenance and others), which played an important role in controlling expenses. In this context, the Company believes there are further gains to be captured in 2009.

Fourth-quarter SG&A expenses totaled R$ 917.4 million, representing 17.8% of net sales, 170 bps down on 4Q07. Selling expenses increased by 6.7% to R$ 748.3 million, while G&A expenses climbed by 19.6% to R$ 169.1 million. The quarterly upturn (in absolute terms) was due to the 2008 pay rise (above inflation), the adjustment of third-party contracts, and additional marketing efforts. Total operating expenses (including taxes and other charges) came to 18.4% of net sales, 170 bps less than in 4Q07.

EBITDA Margin of 7.7% in the quarter,
thanks to improved control over expenses

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
EBITDA	398.1	325.1	22.5%	1,359.7	1,026.0	32.5%
EBITDA Margin - %	7.7%	7.5%	20 bps(2)	7.5%	6.9%	60 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Annual pro-forma EBITDA (excluding restructuring expenses) totaled R$ 1.36 billion, 32.5% up on the reported 2007 figure. However, if we exclude restructuring expenses in 2007, EBITDA would have moved up by 30.4%, despite the 160 bps reduction in the gross margin and thanks to improved control over operating expenses throughout the year.

The pro-forma EBITDA margin stood at 7.5% in 2008, in line with the annual guidance of between 7.5% and 8.0%, and a 60 bps improvement over the 2007 figure of 6.9% . This result was due to the strategy adopted at the beginning of the year of seeking a balance between sales growth and profitability, as well as the continuing control over expenses. If Assai is excluded, the EBITDA margin comes to 7.8% .

Fourth-quarter EBITDA totaled R$ 398.1 million, 22.5% higher than the R$ 325.1 million posted in 4Q07, accompanied by an EBITDA margin of 7.7%, 20 bps up year-on-year, even though Assai was operating throughout 4Q08 but only in November and December in 4Q07.

Financial Result
Net financial result negative by R$ 77.1 million in the quarter

(R$ million)(1)	4Q08	4Q07	Chg.	2008	2007	Chg.
Financ. Revenue	95.1	99.4	-4.4%	296.4	299.7	-1.1%
Financ. Expenses	(172.1)	(143.0)	20.4%	(602.1)	(510.9)	17.9%

Net Financial Income	(77.1)	(43.6)	76.9%	(305.7)	(211.2)	44.8%
(1) Totals may not tally as the figures are rounded off
(2) basis points

Financial revenue totaled R$ 296.4 million in 2008, 1.1% less than the previous year. Although the Company maintained a greater average volume of cash invested than in 2007, this was offset by reduced revenue from installment sales.

Financial expenses stood at R$ 602.1 million, up by 17.9% year-on-year, due to the period increase in the gross debt, adjustments to provisions for contingencies and the consolidation of the leasing of the Assai stores. The annual net financial result was R$ 305.7 million negative.

At the end of 2007 and beginning of 2008, in order to prepare for a possible deterioration of the financial markets, Grupo Pão de Açúcar took some important decisions:

  Strengthening its cash position, bringing forward funding operations and extending the maturity of the FIDC (receivables fund) from 2008 to 2010;

  Investing in improved efficiency and results through a strong reduction in expenses and the stepping up of commercial initiatives, which led to increased sales and gains in market share;

  Implementing of initiatives to minimize the need for working capital, mainly through reducing slow mover inventories; and

  Reducing 2008 CAPEX, together with the introduction of a new investment decision process, which is exceptionally rigorous regarding each project’s return on invested capital.

The net debt/EBITDA ratio closed the year at 0.58x, below the beginning-of-year guidance of 1.0x. The debt profile became more extended, with no significant maturities until 2010 and onwards. Given the current operating and investment scenario, there will be no need to raise more funds in 2009, allowing the Group to endure a longer credit squeeze without incurring higher funding costs.

The Company’s cash reserves are invested in fixed income with first-tier Brazilian financial institutions, with good liquidity and at higher rates (% of the CDI) than our average debt rate.

We should emphasize that our debt transactions and financial investments are not exposed to any foreign-exchange risk. Our only derivatives are hedges for 100% of the foreign-currency debt through swap transactions, in the same amounts and with the same schedule as the loans, transforming the debt into a percentage of the CDI (interbank rate) in Reais. The remaining balance of the currency basket debt with the BNDES is also swapped for a % of the CDI. The 6th issue debentures’ yielding of CDI+0.5% is swapped for 104.96% of the CDI.

In the fourth quarter, financial revenue totaled R$ 95.1 million, 4.4% down year-on-year, and financial expenses came to R$ 172.1 million, 20.4% up on 4Q07, once again due to the increase in the gross debt, adjustments to provisions for contingencies and the consolidation of the leasing of the Assai stores. Nevertheless, the net financial result was only R$ 77.1 million negative, an improvement over the previous two quarters.

Equity Income
Result reflects FIC’s strategy in private label and co-branded cards

With a 14.2% share of the Group’s sales, FIC (Financeira Itaú CBD) closed 2008 with more than six million clients, 6.6% more than in 2007, and a receivables portfolio of R$ 1.6 billion. FIC cards already represent one-third of the Group’s cards.

As a result, annual equity income totaled R$ 2.9 million, a major improvement over the previous year’s R$ 28.9 million negative. Fourth-quarter equity income stood at R$ 530 thousand, versus a negative R$ 2.3 million in 4Q07.

Thanks to the stringent credit granting policy, FIC’s card portfolio recorded one of the lowest default ratios since its creation. Other contributory factors to the year’s performance included the creation of differentials to encourage the use of private label and co-branded cards, the current business focus. The cards base grew by 16% over 2007, closing the year at 4.6 million cards.

Other 2008 highlights included:

  Greater integration with the retail operation through marketing initiatives and partnerships with the stores, allowing FIC to increase its store market share;

  Reduced costs, thanks to the elimination of manned service stands in certain stores. Service is now electronic, without affecting the stores’ card sales performance; and

  Substantial growth in the share of extended warranties in consumer electronics sales.

Insurance and financial services are expected to increase their share of FIC’s revenue in the coming quarters. The company also plans to introduce exclusive benefits for card users (advantage club), with special promotions for holders.

Minority Interest: Sendas Distribuidora Annual EBITDA moves up by 110.1% over 2007

Sendas Distribuidora recorded gross sales of R$ 3.37 billion in 2008, 4.9% up on 2007, while net sales moved up 5.2% to R$ 2.93 billion.

The gross margin stood at 27.4%, 100 bps up on the 26.4% recorded in 2007, and gross profit moved up 9.1% to R$ 801.5 million, mainly due to improvements to the clustering process begun in June 2007 and more advantageous negotiations with local suppliers. The consolidation of these initiatives throughout 2008 resulted in higher sales and increased profitability.

Total annual operating expenses came to R$ 601.8 million, 5.9% down on the year before, representing 20.5% of net sales, down by 250 bps. Another highlight was the substantial reduction in G&A expenses, which fell by 35.0% to R$ 80.1 million. Selling expenses remained flat at R$ 489.6 million at the end of 2008.

As a result, EBITDA totaled R$ 199.6 million in 2008, an improvement of 110.1%, accompanied by an EBITDA margin of 6.8%, versus 3.4% in 2007. Net income was negative by R$ 19.5 million, impacted by the negative financial result of R$ 134.7 million, and the company generated a positive minority interest of R$ 8.4 million.

In the fourth quarter, gross and net sales totaled R$ 917.0 million and R$ 793.2 million, respectively, while gross profit came to R$ 219.7 million, with a gross margin of 27.7% .

Total operating expenses amounted to R$ 157.6 million, equivalent to 19.9% of net sales, 70 bps down year-on-year.

EBITDA came to R$ 62.2 million, 24.8% up on 4Q07, with an EBITDA margin of 7.8%, versus 6.6% in 4Q07.

Due to the deterioration of the financial result, net income was negative by R$ 4.5 million, giving a positive minority interest of R$ 1.9 million.

Minority Interest: Assai Atacadista Fourth-quarter gross margin widens by 260 bps over 4Q07

Assai’s annual gross and net sales totaled R$ 1.44 billion and R$ 1.26 billion, respectively. The gross margin stood at 15.4% and gross profit came to R$ 194.9 million. Total operating expenses amounted to R$ 147.3 million, or 11.7% of net sales. EBITDA totaled R$ 47.6 million, with a margin of 3.8%, and net income came to R$ 21.8 million, giving a negative minority interest of R$ 8.7 million.

Fourth-quarter gross sales amounted to R$ 464.0 million, with net sales of R$ 408.9 million. Gross profit stood at R$ 70.9 million, with a margin of 17.3%, benefiting from successful negotiations with suppliers due to the concentration of store openings and conversions in the quarter.

Total operating expenses came to R$ 49.9 million, equivalent to 12.2% of net sales and EBITDA stood at R$ 21.0 million, with a margin of 5.1% .

The net financial result was R$ 3.4 million negative, in line with previous quarters, and net income totaled R$ 11.2 million, giving a negative minority interest of R$ 4.5 million.

Net Income before income tax grows by 94.3% in 2008

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Income before Income Tax	154.8	130.0	19.1%	439.3	226.1	94.3%

(1) Totals may not tally as the figures are rounded off
(2) basis points

Annual pro-forma income before income tax almost doubled, totaling R$ 439.3 million, versus R$ 226.1 million in 2007. Fourth-quarter income before income tax stood at R$ 154.8 million, 19.1% up year-on-year, largely due to the improved operating performance, in turn fueled by sales growth, consistent control over expenses and the continuity of the process overhaul.

Net Income Net income moves up 41.6% over 2007

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Net Income	102.3	112.7	-9.2%	298.6	210.9	41.6%
Net Margin - %	2.0%	2.6%	-60 bps(2)	1.7%	1.4%	30 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

The Company posted pro-forma net income of R$ 298.6 million in 2008, 41.6% up on the R$ 210.9 million reported in 2007, when the figure was impacted by R$ 16.4 million in restructuring expenses. If these are excluded, 2008 net income would have increased by 31.4%, reflecting the important operating improvement, as mentioned in the comments on income before income tax above.

Fourth-quarter net income totaled R$ 102.3 million, versus R$ 112.7 million in 4Q07.

It is worth noting that net income is jeopardized by non-cash expenses. If these accounts are excluded, as in the table below, net income (cash concept) would amount to R$ 140.9 million in the quarter and R$ 411.2 million in 2008.

(R$ million)(1)	4Q08	4Q07	Chg.	2008 Pro-forma	2007	Chg.
Net Income	102.3	112.7	-9.2%	298.6	210.9	41.6%
Amortization of Goodwill(3)	38.5	37.4	2.9%	112.6	101.2	11.2%

Adjusted Net Income	140.9	150.1	-6.2%	411.2	312.1	31.7%

(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Net of Income Tax

Proposed Dividends

On February 26, 2009, Management proposed the payment of R$ 61.9 million in dividends for referral to Annual General Meeting, 23.5% up on the previous year and equivalent to R$ 0.24859 per common share and R$ 0.27345 per preferred share.

Investments Group invests R$ 503.1 million in 2008

Grupo Pão de Açúcar invested R$ 503.1 million in 2008, versus R$ 980.6 million in 2007 (excluding the acquisition of the Assai chain). The Company’s 2008 expansion strategy concentrated on adjustments to existing formats and maximizing returns from stores in operation by adapting internal processes to a new management model based on simplicity, focus, agility, integration and empowerment.

Most of the funds went towards opening 31 new stores (one Pão de Açúcar, one Extra hypermarket, one Extra Perto, one CompreBem, 14 Extra Fácil, six Extra-Eletro and seven Assai). As a result, the Group’s total sales area closed the year 2.3% up on the end of 2007. In addition, six stores were converted to the Assai format (one Pão de Açúcar, two CompreBem, two Sendas and one Extra) and one Sendas store was converted to the ABC CompreBem format.

Also, six CompreBem stores in Pernambuco, previously managed by the Pão de Açúcar format were transferred to CompreBem management; 10 Extra Perto stores were transferred to Extra Hipermercados management; and 14 ABC CompreBem stores were transferred from CompreBem to Sendas management.

The main highlights of the year were:

  R$ 156.1 million in the opening and construction of new stores;

  R$ 94.9 million in the acquisition of strategic sites;

  R$ 143.0 million in store renovation;

  R$ 109.1 million in infrastructure (technology, logistics and others).

Fourth-quarter investments totaled R$ 172.3 million, versus R$ 332.3 million in 4Q07. The Group opened 19 new stores (one CompreBem, five Assai, six Extra-Eletro and seven Extra Fácil) and five stores were converted to the Assai format (one CompreBem, one Pão de Açúcar, and two Sendas and one Extra, in Rio de Janeiro).

Return on Invested Capital (ROIC) Substantial growth in 2008

Thanks to greater investment discipline and improved operating efficiency in 2008, annual ROIC (return on invested capital)(1) reached 15.0%, more than 400 bps up on 2007.

(1) Company’s methodology for calculating ROIC:

   ROIC = [NOPLAT /(Fixed Assets + Working Capital)]*(1-Income Tax rate), where:

     i) NOPLAT = EBITDA + Employees’ Profit Sharing + Depreciation

     ii) Working Capital = Accounts Receivable + Inventories – Suppliers

   (the receivables fund – FIDC – is not considered when calculating working capital)

Gross Sales per Format (R$ thousand)

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	2,858,294	19.1%	2,763,220	22.1%	3.4%
Extra*	7,548,895	50.5%	6,444,826	51.6%	17.1%
CompreBem (b)	2,174,830	14.6%	2,104,305	16.8%	3.4%
Extra Eletro	259,377	1.8%	226,276	1.8%	14.6%
Sendas**	1,112,350	7.4%	966,509	7.7%	15.1%
Assai	980,662	6.6%	-	-	-

Grupo Pão de Açúcar	14,934,408	100.0%	12,505,136	100.0%	19.4%

4th Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	1,045,581	17.6%	980,404	19.1%	6.6%
Extra*	3,060,241	51.7%	2,669,969	52.0%	14.6%
CompreBem (b)	757,767	12.8%	805,988	15.7%	-6.0%
Extra Eletro	113,101	1.9%	103,785	2.0%	9.0%
Sendas**	474,238	8.0%	343,051	6.7%	38.2%
Assai	471,433	8.0%	234,230	4.5%	101.3%

Grupo Pão de Açúcar	5,922,361	100.0%	5,137,427	100.0%	15.3%

FY08	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	3,903,875	18.7%	3,743,624	21.2%	4.3%
Extra*	10,609,136	50.9%	9,114,795	51.7%	16.4%
CompreBem (b)	2,932,597	14.0%	2,910,293	16.5%	0.8%
Extra Eletro	372,478	1.8%	330,061	1.9%	12.9%
Sendas**	1,586,588	7.6%	1,309,560	7.4%	21.2%
Assai	1,452,095	7.0%	234,230	1.3%	5.20

Grupo Pão de Açúcar	20,856,769	100.0%	17,642,563	100.0%	18.2%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Net Sales per Format (R$ thousand)

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	2,465,228	19.1%	2,324,094	22.0%	6.1%
Extra*	6,483,324	50.3%	5,430,399	51.4%	19.4%
CompreBem (b)	1,900,286	14.7%	1,789,769	16.9%	6.2%
Extra Eletro	206,246	1.6%	179,854	1.7%	14.7%
Sendas**	981,441	7.6%	850,004	8.0%	15.5%
Assai	853,904	6.6%	-	-	-

Grupo Pão de Açúcar	12,890,429	100.0%	10,574,120	100.0%	21.9%

4th Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	913,974	17.8%	825,031	19.1%	10.8%
Extra*	2,636,710	51.2%	2,234,374	51.6%	18.0%
CompreBem (b)	672,478	13.1%	687,297	15.9%	-2.2%
Extra Eletro	88,343	1.7%	80,945	1.9%	9.1%
Sendas**	415,728	8.1%	300,529	6.9%	38.3%
Assai	415,448	8.1%	200,591	4.6%	107.1%

Grupo Pão de Açúcar	5,142,681	100.0%	4,328,767	100.0%	18.8%

FY08	2008	%	2007	%	Chg.(%)

Pão de Açúcar (a)	3,379,202	18.8%	3,149,125	21.1%	7.3%
Extra*	9,120,034	50.6%	7,664,773	51.4%	19.0%
CompreBem (b)	2,572,764	14.3%	2,477,066	16.6%	3.9%
Extra Eletro	294,589	1.6%	260,799	1.8%	13.0%
Sendas**	1,397,169	7.7%	1,150,533	7.7%	21.4%
Assai	1,269,352	7.0%	200,591	1.4%	-

Grupo Pão de Açúcar	18,033,110	100.0%	14,902,887	100.0%	21.0%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Sales Breakdown (% of Net Sales)

	2008			2007

	9 Months	4th Quarter	FY	9 Months	4th Quarter	FY

Cash	50.1%	50.0%	50.1%	50.2%	50.0%	50.1%
Credit Card	40.7%	40.5%	40.6%	39.6%	40.2%	39.8%
Food Voucher	7.6%	8.3%	7.8%	7.7%	7.9%	7.8%
Credit	1.6%	1.2%	1.5%	2.5%	1.9%	2.3%
Post-dated Checks	1.1%	0.8%	1.0%	1.6%	1.3%	1.5%
Installment Sales	0.5%	0.4%	0.5%	0.9%	0.6%	0.8%

Information per Format on December 31st, 2008

	# Checkouts	# Employees	# Stores*	Sales Area (m2)

Pão de Açúcar	1,766	14,747	145	190,072
CompreBem	1,788	7,899	165	197,551
Sendas	1,152	5,724	73	129,764
Extra	3,966	26,292	102	725,141
Extra Perto	66	328	5	8,790
Extra Eletro	130	720	47	27,902
Extra Fácil	111	234	32	7,306
Assai	582	4,661	28	74,180

Total Stores	9,561	60,605	597	1,360,706

Headquarters		2,534
Prevention of Losses		3,299
Distribution Centers		4,218

Total Grupo Pão de Açúcar	9,561	70,656	597	1,360,706

* Besides the 597 stores, the Company keeps 74 Gas Stations and 142 Drugstores

Stores per Format

	Pão de Açúcar	Extra	Extra- Eletro	Compre Bem	Sendas	Extra Perto	Extra Fácil	Assai	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

Opened	1	2					7	2	12
Closed	(1)			(4)			(1)		(6)
Converted	-6 (a)	10 (b)		+6 -15 (c)	14	(10)		1	-

09/30/2008	147	103	42	165	76	5	25	18	581	1,338,303	67,630

Opened			6	1			7	5	19
Closed	(1)		(1)		(1)				(3)
Converted	(1)	(1)		(1)	(2)			5	-

12/31/2008	145	102	47	165	73	5	32	28	597	1,360,706	70,656

(a) 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) 10 Extra Perto stores were transfered to Extra Hipermercados management
(c) 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Productivity Indexes (in nominal R$)

Gross Sales per square meter/month

	2008	2007	Chg.(%)

Pão de Açúcar	1,669	1,480	12.8%
CompreBem	1,167	1,060	10.1%
Sendas	1,106	1,047	5.6%
Extra	1,217	1,072	13.5%
Extra Eletro	1,132	943	20.0%

GPA	1,266	1,135	11.5%

Gross sales per employee/month

	2008	2007	Chg.(%)

Pão de Açúcar	22,937	22,893	0.2%
CompreBem	30,925	29,125	6.2%
Sendas	25,716	24,960	3.0%
Extra	35,004	28,668	22.1%
Extra Eletro	46,812	41,657	12.4%

GPA	30,358	27,003	12.4%

Average ticket - Gross sales

	2008	2007	Chg.(%)

Pão de Açúcar	30.2	27.9	7.1%
CompreBem	22.0	20.9	4.8%
Sendas	24.9	23.2	8.7%
Extra	53.0	46.8	12.8%
Extra Eletro	376.3	382.8	-1.8%

GPA	36.6	32.6	12.1%

Gross sales per checkout/month

	2008	2007	Chg.(%)

Pão de Açúcar	179,539	161,845	10.9%
CompreBem	128,264	116,846	9.8%
Sendas	127,450	122,859	3.7%
Extra	224,662	183,404	22.5%
Extra Eletro	236,428	188,863	25.2%

GPA	182,658	156,935	16.4%

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BALANCE SHEETS
December 31, 2008 and 2007
(In thousands of reais)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

ASSETS
Current Assets
Cash and banks		133,026	271,575	263,910	414,013
Marketable securities	4	1,120,701	478,957	1,361,702	650,119
Trade accounts receivable	5	858,774	923,165	1,876,928	1,816,362
Inventories	6	1,128,730	1,154,303	1,570,863	1,534,242
Recoverable taxes	7	292,292	264,725	322,368	379,935
Deferred income and social contribution taxes	17	46,421	68,303	94,358	88,128
Receivables securitization fund	8	-	54,621	-	-
Other		73,470	101,569	162,347	119,345

Total current assets		3,653,414	3,317,218	5,652,476	5,002,144

Noncurrent assets
Long-term assets
Receivables securitization fund	8	87,380		-
Trade accounts receivable	5	-	-	374,618	371,221
Recoverable taxes	7	177,066	134,694	283,861	141,791
Deferred income and social contribution taxes	17	527,138	577,563	1,035,716	1,047,426
Amounts receivable from related parties	9	522,097	384,838	276,472	258,232
Judicial deposits	16	153,440	133,666	248,420	205,000
Other		18,945	16,117	39,355	47,466

Investments	10	1,463,174	1,365,150	113,909	110,987
Property and equipment	11	4,247,947	4,201,847	4,941,434	4,891,137
Intangible assets	12	305,611	290,560	577,757	674,852

Total noncurrent assets		7,502,798	7, 104,435	7, 891,542	7,748,112

TOTAL ASSETS		11,156,212	10,421,653	13,544,018	12,750,256

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BALANCE SHEETS
December 31, 2008 and 2007
(In thousands of reais)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

LIABILITIES
Current Liabilities
Suppliers		1,834,286	1,850,512	2,409,501	2,339,262
Loans and financing	13	326,508	196,004	360,257	1,498,307
Debentures	13	36,861	29,769	36,861	29,765
Payroll and charges		176,717	137,031	224,103	173,053
Taxes and social contributions payable	15	87,394	81,884	110,234	102,418
Amounts payable to related parties	9	12,279	60,151	12,433	13,106
Proposed dividends	18	61,851	50,084	67,994	50,084
Financing due to purchase of property		45,747	15,978	45,747	15,978
Rentals payable		21,902	29,299	42,130	44,159
Other		129,527	128,765	168,412	162,031

Total current liabilities		2,733,072	2,579,473	3,477,672	4,428,163

Noncurrent liabilities
Loans and financing	13	857,242	679,047	2,240,558	913,078
Debentures	13	777,868	777,024	777,868	777,024
Provision for capital deficiency of subsidiary	10	8,941	28,623	-
Taxes paid by installments	15	192,585	239,896	200,827	250,837
Provision for contingencies	16	1,168,299	1,156,954	1,241,950	1,216,189
Other		10,489	10,959	93,152	77,612

Total noncurrent liabilities		3,015,424	2,892,503	4,554,355	3,234,740

Minority interest		-	-	104,275	137,676

Shareholders’ Equity
Subscribed Capital	18	4,450,725	4,149,858	4,450,725	4,149,858
Paid-Up Capital		4,450,725	4,149,858	4,450,725	4,149,858

Capital Reserve	18	574,622	555,185	574,622	555,185
Profits Reserve	18	382,369	244,634	382,369	244,634
		5,407,716	4,949,677	5,407,716	4,949,677

Total liabilities and shareholders’ equity		11,156,212	10,421,653	13,544,018	12,750,256

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF INCOME
Years ended December 31, 2008 and 2007
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

Gross operating income		14,436,119	12,787,417	20,856,769	17,642,563
Taxes on sales		(1,989,508)	(2,054,032)	(2,823,659)	(2,739,676)
Net sales revenues		12,446,611	10,733,385	18,033,110	14,902,887

Cost of goods sold		(9,094,936)	(7,688,807)	(13,279,497)	(10,724,499)

Gross profit		3,351,675	3,044,578	4,753,613	4,178,388

Operating income (expenses)
Selling		(1,960,760)	(1,904,511)	(2,857,116)	(2,652,028)
General and administrative		(437,885)	(372,168)	(574,023)	(533,992)
Depreciation and amortization		(464,039)	(426,022)	(604,743)	(546,648)
Financial income	19	(210,211)	(152,610)	(316,788)	(201,809)
Equity in the earnings of subsidiaries and associated companies	10	76,355	68,755	2,922	(28,923)
Other operating income (expenses)		(6,064)	(10,451)	(10,914)	(9,084)

		(3,002,604)	(2,797,007)	(4,360,662)	(3,972,484)

Income (loss) before income and social contribution taxes and employees’ profit sharing		349,071	247,571	392,951	205,904
Income and social contribution taxes	17	(72,128)	(52,591)	(111,006)	(13,558)

Income (loss) before profit sharing		276,943	194,980	281,945	192,346
Minority interest		-	-	655	6,708
Employees’ profit sharing		(16,516)	(9,325)	(22,173)	(13,399)

Net income (loss) for the year		260,427	185,655	260,427	185,655

Shares at the end of the year		235,249	227,920

Net income/loss for the year per share		1.107	0.815

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2008 and 2007
(In thousands of reais)

			Capital Reserve		Profit Reserve

	Note	Capital Stock	Special Goodwill Reserve	Recognized granted options	Legal	Expansion	Profit Retention	Retained Earnings	Total

Balances at December, 2006		3,954,629	517,331	-	123,073	167,542	79,552	-	4,842,127
Capital stock increase
Capitalization of reserves		186,158	-	-	-	(167,542)	(18,616)	-	-
Subscribed capital		9,071	-	-	-	-	-	-	9,071
Allocation of reserves		-	-	-	-	54,842	(54,842)	-	-
First adoption of Law 11,638/07
and Provisional Measure 449/08		-	-	12,685	-	-	-	(74,946)	(62,261)
Recognized granted option		-	-	25,169	-	-	-	-	25,169
Income/loss for the year		-	-	-	-	-	-	210,878	210,878
Legal reserve		-	-	-	10,544	-	-	(10,544)	-
Proposed dividends		-	-	-	-	-	-	(50,084)	(50,084)
Profit retention reserve		-	-	-	-	-	150,250	(150,250)	-

Balance at December 31, 2007		4,149,858	517,331	37,854	133,617	54,842	156,344	(100,169)	4,949,677
Capital stock increase
Capitalization of reserves	18	60,936	-	-	-	(54,842)	(6,094)	-	-
Subscribed capital	18	239,931	-	-	-	-	-	-	239,931
Recognized granted options	18	-	-	19,437	-	-	-	-	19,437
Income/loss for the year	18	-	-	-	-	-	-	260,427	260,427
Legal reserve	18	-	-	-	13,021	-	-	(13,021)	-
Proposed dividends	18	-	-	-	-	-	95	(61,851)	(61,756)
Profit retention reserve	18	-	-	-	-	-	85,386	(85,386)	-

Balance at December 31, 2008		4,450,725	517,331	57,291	146,638	-	235,731	-	5,407,716

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007
(In thousands of reais)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

Cash flow from operating activities
Net income (loss) for the year	17	260,427	185,655	260,427	185,655
Adjustment for reconciliation of net income
Deferred income tax	17	(30,790)	32,857	(33,300)	(36,162)
Residual value of written-off permanent assets		6,069	10,116	11,103	10,978
Depreciation/amortization		464,039	426,022	604,743	546,648
Interest and monetary variations, net of payment		265,149	113,019	475,197	421,383
Equity accounting	10	(76,355)	(68,755)	(2,922)	28,923
Provision for contingencies	16	85,880	50,255	115,996	71,103
Provision for property and equipment written-off and losses		6,187	1,860	6,162	2,205
Provision for goodwill amortization		103,097	-	107,959	-
Stock option	18	19,437	25,169	19,437	25,169
Minority interest		-	-	(655)	(6,708)

		1,103,140	776,198	1,564,147	1,249,194

(Increase) decrease in assets
Accounts receivable		64,391	(137,654)	(60,566)	(211,916)
Inventories		25,573	(210,057)	(36,621)	(215,623)
Recoverable taxes		(65,719)	16,248	(77,741)	(19,291)
Other assets		25,702	(41,057)	(34,627)	(29,686)
Related parties		(183,225)	194,224	(20,849)	(6,456)
Judicial Deposits		(5,784)	(9,315)	(20,905)	(24,844)

		(139,062)	(187,611)	(251,309)	(507,816)

Increase (decrease) in liabilities
Suppliers		(16,226)	112,977	70,239	236,904
Payroll and charges		39,686	(10,019)	51,050	(6,910)
Taxes and social contributions payable		(55,994)	2,507	(116,656)	5,853
Other accounts payable		(143,937)	47,825	(76,517)	(417)

		(176,471)	153,290	(71,884)	235,430

Net cash generated by operating activities		787,607	741,877	1,240,954	976,808

Cash flows from investment activities
Net cash in merger of subsidiaries		-	20	-	20
Receipt of amortization of PAFDIC quotas		-	134,156	-	-
Acquisition of companies		-	-	-	(224,777)
Additions to investments	10	(24,690)	(208,136)	-	(60,553)
Acquisition of property and equipment	11	(378,775)	(879,841)	(485,418)	(971,645)
Increase in intangible assets	12	(2,900)	(500)	(2,900)	(8,266)
Disposal of property and equipment		3,062	85	3,592	85

Net cash used in investment activities		(403,303)	(954,216)	(484,726)	(1,265,136)

Cash flows from financing activities
Capital increase	18	88,196	9,071	88,196	9,071
Increase in minority interest		-	-	-	12,000
Funding and refinancing		369,742	1,819,558	680,154	2,491,844
Payments		(148,437)	(1,082,675)	(595,013)	(1,923,190)
Interest paid		(140,526)	(291,425)	(318,001)	(498,464)
Payment of dividends		(50,084)	(20,312)	(50,084)	(20,312)

Net cash received from financing activities		118,891	434,217	(194,748)	70,949

Net increase in cash and cash equivalents		503,195	221,878	561,480	(217,379)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007
(In thousands of reais)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

Cash and cash equivalents at the end of the year		1,253,727	750,532	1,625,612	1,064,132
Cash and cash equivalents at the beginning of the year		750,532	528,654	1,064,132	1,281,511

Variation in cash and cash equivalents		503,195	221,878	561,480	(217,379)

Cash flows additional information
Interest paid from loans and financing		140,526	285,165	318,001	490,383

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF ADDED VALUE
Years ended December 31, 2008 and 2007
(In thousands of reais)

		Parent Company				Consolidated

	Note	2008	%	2007	%	2008	%	2007	%

Revenues
Sales of goods		14,436,119		12,787,417		20,856,769		17,642,563
Credit written-off		(14,491)		5,346		(23,698)		2,138
Other operating revenues		(6,064)		(10,451)		(10,913)		(9,084)

		14,415,564		12,782,312		20,822,158		17,635,617
Inputs acquired from third parties
Cost of goods sold		(10,505,110)		(9,172,616)		(15,163,435)		(12,627,855)
Materials, electricity, third parties’ services and other		(951,881)		(971,556)		(1,356,238)		(1,354,945)

		(11,456,991)		(10,144,172)		(16,519,673)		(13,982,800)

Gross added value		2,958,573		2,638,140		4,302,485		3,652,817

Retentions
Depreciation and amortization		(468,719)		(441,961)		(611,963)		(565,961)

Net added value produced by entity		2,489,854		2,196,179		3,690,522		3,086,856

Received in transfer
Equity accounting	10	76,355		68,755		2,922		(28,923)
Minority interest		-		-		655		6,708
Financial revenues	19	244,308		233,589		291,509		354,577

		320,663		302,344		295,086		332,362

Total added value to distribute		2,810,517	100	2,498,523	100	3,985,608	100	3,419,218	100

Distribution of added value
Payroll and charges		1,115,038	39.7	998,229	40.0	1,505,745	37.8	1,328,426	38.9
Salaries		753,152	26.8	708,909	28.4	1,034,244	25.9	948,600	27.7
Profit sharing		35,999	1.3	9,362	0.4	41,656	1.0	13,437	0.4
Benefits		257,572	9.2	210,075	8.4	338,956	8.5	275,134	8.0
Charges		68,315	2.4	69,883	2.8	90,889	2.3	91,255	2.7
Taxes, fees and contributions		719,621	25.6	684,856	27.4	1,182,819	29.7	967,435	28.3
Federal		354,374	12.6	228,114	9.1	543,677	13.6	312,227	9.1
State		303,098	10.8	390,499	15.6	536,900	13.5	554,061	16.2
Municipal		62,149	2.2	66,243	2.7	102,242	2.6	101,147	3.0
Third parties capital remuneration		715,432	25.5	629,783	25.2	1,036,618	26.0	937,702	27.4
Interest Rates		444,841	15.8	359,626	14.4	593,049	14.9	521,650	15.3
Rentals		270,591	9.6	270,157	10.8	443,569	11.1	416,052	12.2
Dividends	18	61,851	2.2	50,084	2.0	67,994	1.7	50,084	1.5

Profit Retention		198,575	7.1	135,571	5.4	192,432	4.8	135,571	4.0

Total added value distributed		2,810,517		2,498,523		3,985,608		3,419,218

These notes are an integral part of the financial statements.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2008 and 2007
(In thousands of reais)

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”.

At December 31, 2008, the Company had 597 stores in operation, as follows:

	Number of stores

Company	2008	2007

Companhia Brasileira de Distribuição	415	400
Novasoc Comercial Ltda. (“Novasoc”)	6	6
Sé Supermercados Ltda. (“Sé”)	50	52
Sendas Distribuidora S.A. (“Sendas Distribuidora”)	98	102
Barcelona Com. Var. e Atacadista S.A. (“Barcelona”)	25	15
Xantocarpa Participações Ltda. ("Xantocarpa")	3	-

	597	575

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 10 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Acquisition of Barcelona - (“Assai”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda., related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA now operates in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

1. Operations (Continued)

The reverse merger of Sevilha took place on March 31, with reference date on February 28, 2008. With the merger between Sevilha and Barcelona, Sé Supermercados now holds a direct interest of 60% in the total and voting capital of Barcelona.

d) Foundation of Xantocarpa

On October 16, 2008, GPA started cash & carry operations in the state of Rio de Janeiro through Xantocarpa, a company organized for this purpose, which assumed the operation of 3 stores of Sendas Distribuidora converted into Assai brand. This company’s purpose is the retail and wholesale trade of manufactured products, semi-manufactured products or “in natura” products, whether domestic or international products of any kind and type, nature or quality, as long as these are not forbidden by laws.

2. Basis of Preparation and Presentation of Financial Statements and First-Time Adoption of Law 11,638/07 and Provisional Measure (MP) 449/08

a) Financial Statements

The authorization for the conclusion of these financial statements took place at the Board Executive Officers meeting held on February 26, 2009.

The financial statements were prepared according to the accounting practices adopted in Brazil and rules issued by Brazilian Securities and Exchange Commission (CVM), observing the accounting guidelines enacted by the Brazilian Corporation Law (Law 6,404/76) which include new provisions, amended and revoked by Law 11,638 of December 28, 2007 and by Provisional Measure 449 of December 3, 2008, and pronouncements issued by the Brazilian Committee on Accounting Pronouncements (CPC).

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08

Pursuant to provisions of CVM Deliberation 565 of December 17, 2008, which approved the technical pronouncement CPC 13 – Preliminary Adoption of Law 11,638/07 and Provisional Measure 449/08, and in view of requirements laid down by CVM Deliberation 506 of June 19, 2006, the Company defined January 1, 2007 as the transition date for the adoption of the new accounting practices. The transition date is defined as the basis for the adoption of changes in accounting practices adopted in Brazil and represents the reference date through which the Company prepared its initial balance sheet adjusted in order to comply with these new accounting provisions.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of Financial Statements and First-Time Adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 –

(Continued)

b) Amendment to the Brazilian Corporation Law – Law 11,638/07 and MP 449/08 - Continued

The Company has been using the option given by CVM Deliberation 565/08 and reports the amounts of older periods in its Comparative Financial Statements as if the new accounting practice had been used.

Said changes in the accounting practices which generated effects in the preparation or reporting of financial statements for the years ended on December 31, 2008 and 2007, were measured and recorded by the Company based on the following accounting pronouncements issued by the Brazilian Committee on Accounting Pronouncements and approved by Brazilian Securities and Exchange Commission and Federal Accounting Council:

  Conceptual Structure for the Preparation and Reporting of Financial Statements, approved by CVM Deliberation 539 of March 14, 2008;

  CPC 01 Impairment of Assets, approved by CVM Deliberation 527 of November 1, 2007;

  CPC 03 Statement of Cash Flows, approved by CVM Deliberation 547 of August 13, 2008;

  CPC 04 Intangible Assets, approved by CVM Deliberation 553 of November 12, 2008;

  CPC 05 Disclosure on Related Parties, approved by CVM Deliberation 560 of December 11, 2008;

  CPC 06 Leasing Operations, approved by CVM Deliberation 554 of November 12, 2008;

  CPC 08 Transactions Costs and Premiums on the Issue of Securities, approved by CVM Deliberation 556 of November 11, 2008;

  CPC 09 Statement of Added Value, approved by CVM Deliberation 557 of November 12, 2008;

  CPC 10 Share-Based Payment, approved by CVM Deliberation 562 of December 17, 2008;

  CPC 12 Present Value Adjustment, approved by CVM Deliberation 564 of December 17, 2008;

  CPC 13 First-Time Adoption of Law 11,638/07 and Provisional Measure 449/08, approved by CVM Deliberation 565 of December 17, 2008, and

  CPC 14 Financial Instruments: Recognition, Measurement and Supporting Documentation, approved by CVM Deliberation 566 of December 17, 2008.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of Financial Statements and First-Time Adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 –

(Continued)

The initial balance sheet of January 1, 2007 (transition date) was prepared considering the required exceptions and some of the optional exemptions authorized by technical pronouncement CPC 13, among them:

(i) Exemption on the classification of financial instruments on the original date of their recording

Despite the fact that CPC 14 determines that the classification of financial instruments must be made on the original date of its recording for the purposes of first-time adoption, CPC 13 authorizes these instruments to be classified on the transition date, and the Company have chosen this option.

(ii) Exemption on the maintenance of balances in deferred charges until their realization
The Company opted for writing-off the balances recognized in deferred charges on transition date against the retained earnings account.

(iii) Exemption on calculation considerations of present value adjustment
The Company calculated the present value adjustment based on contractual information of each transaction that generated monetary assets or liabilities, as well as, it used discount rates based on market assumptions prevailing on the transition date.

(iv) Exemption on the recognition of share-based payment
The Company measured and recognized outstanding share-based payments on the transition date and granted after the transition date, according to the technical pronouncement CPC 10.

(v) Exemption on the reporting of statements of cash flows and added value not including amounts corresponding to the previous year
In order to allow comparison, the Company opted for preparing and reporting the statements of cash flows and added value for the year ended December 31, 2007, pursuant to the provisions contained in CPC 03 and CPC 09, respectively. The Company also opted for no longer reporting statements of changes in financial position for the years ended as of January 1, 2008.

(vi) Neutrality for tax purposes related to the first-time adoption of Law 11,638/07 and Provisional Measure 449/08
The Company opted for the Transition Tax Regime (“RTT”) enacted by Provisional Measure 449/08, by means of which the assessments of Corporate Income Tax (“IRPJ”), Social Contribution on Net Income (“CSLL”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) for the 2008-2009 period, are still determined on accounting methods and criteria set forth by Law 6,404 of December 15, 1976, effective on December 31, 2007.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of Financial Statements and First-Time Adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 –

(Continued)

Therefore, deferred income and social contribution taxes calculated over adjustments deriving from the adoption of new accounting practices enacted by Law 11,638/07 and MP 449/08 were recorded in the Company’s financial statements, where applicable, pursuant to CVM Ruling 371. The Company will declare its option in the 2009 Corporate Income Tax Return (“DIPJ”).

(vii) Exception to the recognition of financial leasing effective prior to the transition date and capitalization of contractual initial costs directly related to this lease
For the agreements effective on the transition date and showing characteristics of financial leasing, the Company recorded the leased asset by fair value in a specific account of property and equipment, or if lower, by present value of lease minimum payments, on the initial date of agreement, adjusted by accumulated depreciation and payments calculated from the date of agreement until the transition date. The difference verified was recorded against retained earnings on the transition date.

(viii) Exception to the goodwill amortization based on the future profitability (goodwill)
Goodwill based on future profitability recorded by the Company was amortized until December 31, 2008.

(ix) Exception to the application of first periodic valuation of the economic-useful life of property and equipment
Until December 31, 2009, the Company will revaluate the estimates of economic-useful life of its property and equipment, used when determining their depreciation and amortization rates. Eventual changes in the estimate of economic-useful life of assets, deriving from this revaluation, if relevant, will be treated as change in accounting estimates to be recognized on a prospective basis.

c) Effects of Law 11,638/07 and MP 449/08 Adjustments

Pursuant to disclosure requirements related to the first-time adoption of new accounting practices, in the chart below, the Company is reporting for this year and previous year, for comparison purposes, a brief description and the amounts corresponding to the impacts on shareholders’ equity and income of parent company and consolidated, related to the amendments introduced by Law 11,638/07 and Provisional Measure 449/08.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of Financial Statements and First-Time Adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 – (Continued)

c) Effects of Law 11,638/07 and MP 449/08 Adjustments – Continued

	Parent Company

	Net Income		Shareholders' Equity

	2007	2008	2007	2008

Net income and shareholders' equity before amendments
introduced by Law 11,638/07 and MP 449/08	281,360	210,878	5,471,530	5,011,992

Financial leasing (II)	(3,110)	(3,269)	(5,415)	(2,305)
Financial instruments and derivatives (III)	(6,599)	(176)	(5,843)	756
Share-based payments (I)	(19,437)	(25,169)	-	-
Present value adjustment of qualifiable monetary assets and liabilities (IV)	(3,539)	(846)	(7,699)	(4,160)
Write-off of deferred assets not reclassifiable (V)	14,709	(1,022)	(62,376)	(77,085)
Effects resulting equity accounting	(2,592)	3,931	(2,812)	(220)
Deferred income and social contribution taxes	(365)	1,328	20,331	20,699

Net effects resulting from full application of Law 11,638/07 and MP 449/08	(20,933)	(25,223)	(63,814)	(62,315)

Net income and shareholders' equity adjusted with Law 11,638/07 and MP 449/08	260,427	185,655	5,407,716	4,949,675

	Consolidated

	Net Income		Shareholders' Equity

	2007	2008	2007	2008

Net income and shareholders' equity before amendments
introduced by Law 11,638/07 and MP 449/08	281,360	210,878	5,471,530	5,011,992

Financial leasing (II)	1,798	(2,944)	(1,488)	(3,286)
Financial instruments and derivatives (III)	(12,796)	10,164	(10,255)	2,541
Share-based payments (I)	(19,437)	(25,169)	-	-
Present value adjustment of qualifiable monetary assets and liabilities (IV)	(5,378)	(1,396)	(10,799)	(5,421)
Write-off of deferred assets not reclassifiable (V)	12,412	(896)	(64,765)	(77,177)
Minority interest Law 11,638/07	985	(2,828)	1,127	142
Deferred income and social contribution taxes	1,483	(2,154)	22,366	20,886

Net effects resulting from full application of Law 11,638/07 and MP 449/08	(20,933)	(25,223)	(63,814)	(62,315)

Net income and shareholders' equity adjusted with Law 11,638/07 and MP 449/08	260,427	185,655	5,407,716	4,949,677

(i) The Technical Pronouncement CPC 10 – Share-Based Payment determines the companies to include the effects of share-based payments transactions on their income and balance sheet, as well as expenses related to transactions where stock options are granted to employees. As mentioned in Note 18 (g), the Company maintains a Stock Option Plan to its management and main executives.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

2. Basis of Preparation and Presentation of Financial Statements and First-Time Adoption of Law 11,638/07 and Provisional Measure (MP) 449/08 – (Continued)

c) Effects of Law 11,638/07 and MP 449/08 Adjustments – Continued

(ii) The Technical Pronouncement CPC 06 – Leasing determines that operations which transfer risks and benefits to the lessee can be classified as property and equipment, reflecting the nature of an installment purchase. The effects of change in criterion are outlined in Notes 11 and 21.

(iii) The Technical Pronouncement CPC 14 – Financial Instruments - sets forth that the marketable securities, including derivatives are recorded: (i) by their market value or corresponding amount, when we refer to investments for trading or available for sale; and (ii) by the acquisition cost or issue value, whichever is shorter. The Company’s instruments are deemed as: (i) fair value hedge destined to offset risks of exposure to variation in fair value of item purpose of hedge and (ii) derivative financial instrument measured at fair value (Notes 13 and 14).

(iv) The Technical Pronouncement CPC 12 – Present Value Adjustment establishes that noncurrent assets and liabilities should be adjusted by their present value and current assets and liabilities when this is relevant. The Company adopted the present value adjustment of its assets and liabilities as assumption, as determined by rule, utilizing the weighted average cost of capital (“WACC”) and for the term of payment or receipt.

(v) As provided for in the Provisional Measure – RTT 449/08, the deferred charges group was removed. The Company’s Management opted for writing-off deferred charges on transition date and then recorded expenditures incurred in 2007 and 2008 directly as expense in the net income for the year.

Due to the removal authorized by MP 449/08 from the non-operating income item, the Company reclassified in the statement of income for the year ended December 31, 2008 and 2007 in the amounts of R$(6,064) and R$(10,451) in the parent company and R$(10,914) and R$(9,084) in consolidated financial statements, respectively to the other operating income (expenses) item, basically represented by income on property and equipment write-off.

As set forth by CPC 08, the Company reclassified transaction costs and premiums on the issue of securities to the loans account, which previously were recorded as prepaid expenses for the year ended December 31, 2008 and 2007, the amounts of R$6,875 and R$4,424 in the parent company and R$8,381 and R$5,096 in the consolidated, respectively.

3. Summary of Main Accounting Practices

Accounting estimates to measure and recognize certain assets and liabilities of financial statements of the Company and its subsidiaries are used in the preparation of financial statements. The determination of these estimates took into

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

account experiences of past and current events, presuppositions related to future events and other objective and subjective factors. Significant items subject to estimates include: the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability analysis of fixed and intangible assets; deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities; the provision for contingencies and actuarial liabilities; the fair value measurement of share-based compensation and of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The settlement of operations involving these estimates may result in amounts significantly different from those recorded in the financial statements due to inaccuracies inherent to the process of their determination. The Company reviews its estimates and assumptions, at least, quarterly.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Determination of income

Sales revenues have been stated at their gross amounts. i.e., they include taxes and discounts, stated as reducers of revenues. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized in income when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and probably the economic benefits will be generated to the benefit of the Company.
Revenues are not recognized if their realization is considerably uncertain. Freights over sales are included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

b) Translation of foreign currency-denominated balances

i) Functional and presentation currency of the financial statements

The Company’s functional currency is the Brazilian Real, same currency of preparation and presentation of financial statements of the parent company (individual) and consolidated. The financial statements of each subsidiary included in the Company’s consolidation and those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

ii) Foreign currency-denominated transactions

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency (Real) using the exchange rate effective on respective balance sheet date. Gains and losses resulting from the restatement of these assets and liabilities verified between the exchange rate effective on the date of operation and closings of years are recognized as financial revenues or expenses in income.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

 NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

c) Financial instruments

The financial instruments are only recognized as of the date on which the Company becomes party of the contractual provisions of financial instruments. When recognized, these are firstly recorded at their fair value accrued of transaction costs that are directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

(i) Financial assets

These are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

Financial assets are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in income when incurred under financial revenues or expenses.

  Investments held to maturity: non-derivative financial assets with fixed or determinate payments with scheduled maturities to which the Company has the intention and the capacity to hold them to maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. This method uses a discount rate that when applied over estimated future receivables during the expectation of financial instrument effectiveness, results in a net book value. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

  Loans (granted) and receivables: non-derivative financial assets with fixed or determinate payments but not quoted in an active market. After the initial recognition these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

Main financial assets recognized by the Company are: cash and cash equivalents, financial investments, marketable securities, unrealized gains in derivatives operations and trade accounts receivable.

(ii) Financial liabilities

These are classified among the categories mentioned below according to the nature of financial instruments contracted or issued:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

  Financial liabilities measured at fair value through income: these include financial liabilities generally traded before maturity, liabilities designated in the initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in income when incurred.

  Financial liabilities not measured by fair value: non-derivative financial liabilities which usually are not traded before maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement and exchange variation, where applicable, are recognized in income when incurred.

Main financial liabilities recognized by the Company are: accounts payable to suppliers, unrealized losses in derivatives operations, loans, financing and debentures.

  Market value: the market value of financial instruments actively traded on organized markets is determined based on the market quotes, on the balance sheet closing date, or based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques.

These techniques include the use of recent market transactions between independent parties, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

  Hedge operations: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and which: (i) are highly correlated concerning changes in their market value in relation to the market value of item that has been hedged, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) have the operation documented, risk purpose of hedge, risk management process and methodology used in the effectiveness evaluation; and

(iii) considered effective to reduce the risk associated with exposure to be hedged, are classified and recorded as hedge operations according to their nature:

  fair value hedge – should be classified the derivative financial instruments destined to offset risks deriving from the exposure to variation in fair value under of item purpose of hedge. The items purpose of hedge and related derivative financial instruments are recorded in contra account to proper revenue or expense account in the net income for the period.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

d) Cash and cash equivalents

These include cash, positive balances in checking account, marketable securities redeemable within 90 days of balance sheets dates, as per Company’s policy and with insignificant change in their market value. Marketable securities included in cash and cash equivalents are classified into the “financial assets at fair value through income” category. The entry of these marketable securities by counterparty is stated in Note 4.

e) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 10 (d)).

The Company carries out securitization operations of the accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 5 (b) and Note 8).

f) Inventories

Inventories are carried at the lower of cost or market value, whichever is shorter. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also stated by the net value of allowance for losses and breakage, which are periodically reviewed and evaluated as to their efficiency.

g) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

h) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11, in case of leasehold improvements, whichever is shorter.

The Company establishes procedures aiming at ensuring that assets are not recorded on an accounting basis for an amount higher than that can be recovered by use or sale pursuant to precepts laid down by CPC 01.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

i) Leasing

Financial leasing agreements are recognized in property and equipment and liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, whichever is shorter, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates on recognized liabilities of loans and financing are appropriated to income according to the duration of the agreement by the effective interest rate method.

Capitalized assets are depreciated by their useful life in the event of express intention of acquiring the asset at the end of the agreement, or, by the lower between the duration of the agreement and useful life of asset in cases where intention is not express. Operating leasing agreements are recognized as expense on a systematic basis which represents the period in which the benefit over leased asset is obtained, even if these payments do not occur on this basis.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

j) Intangible assets

Goodwill generated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 it will no longer be amortized and should only be submitted to an annual test for impairment analysis.

Intangible assets with defined useful life are amortized according to their estimated economic useful life and when impairment signs are identified, these are submitted to impairment test. Intangible assets with indeterminate useful life are not amortized, but are submitted to annual test for impairment analysis.

k) Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to evaluating events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for deterioration by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l) Other assets and liabilities

A liability is recognized in the balance sheet when a Company has a legal liability or it is established as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated to the benefit of the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months. Otherwise, these are stated as noncurrent.

m) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

m) Taxation (continued)

financial revenue and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL assets were recorded under the item deferred IRPJ and CSLL from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors. The Company does not have governmental subsidies or assistance.

n) Share-based payment

Main executives and managers of the Company receive share-based payment as part of their compensation to be settled with shares. Costs of these transactions are firstly recognized in income during the period over which services were received in contra account to a capital reserve and measured by their fair value, when the compensation programs are granted.

o) Present value adjustment of assets and liabilities

Long-term monetary assets and liabilities are adjusted by their present value, and for short term, when the effect is considered relevant in relation to the financial statements taken as a whole. The present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and in certain cases, implied interest rates of respective assets and liabilities.

Thus, embedded interest rates on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them in conformity with the accrual basis of accounting. Subsequently, these interest rates are reallocated under financial revenues and expenses to income by utilizing the effective interest rate method in relation to the contractual cash flows.
Implied interest rates were determined based on assumptions and are considered as accounting estimates.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

p) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 16).

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

q) Statements of cash flows and statements of added value

The statements of cash flows were prepared and are reported pursuant to CVM Deliberation 547 of August 13, 2008 which approved the technical pronouncement CPC 03 – Statements of Cash Flows, issued by the Brazilian Committee on Accounting Pronouncements (CPC). The statements of added value were prepared and are reported pursuant to CVM Deliberation 557 of November 12, 2008 which approved the technical pronouncement CPC 09 – Statement of Added Value, issued by CPC.

r) Earnings per share

The calculation is made in accordance with the “net income/number of outstanding shares” ratio. Pursuant to the Brazilian Corporation Law. Earnings may be: distributed, used for capital increase, or in the composition of the profit reserve for expansion, based on capital budget.

s) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247, and include the annual information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa. The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

	Interest in Investees - %			At December 31, 2008

Investor companies	Novasoc	Sé	Sendas Distribuidora	PAFIDC	PA Publicidade	Barcelona	CBD Holland	CBD Panamá	Xantocarpa

Direct
CBD	10.00	93.10	14.86	8.50	99.99	-	100.00	-	-
Indirect
Novasoc	-	6.90	-	0.66	-	-	-	-	-
Sé	-	-	42.57	0.33	-	60.00	-	-	-
Holland	-	-	-	-	-	-	-	100.00
Sendas	-	-	-	-	-	-	-		99.99

	Interest in Investees - %			At December 31, 2007

Investor companies	Novasoc	Sé	Sendas Distribuidora	PAFIDC	PA Publicidade	Barcelona	CBD Holland	CBD Panamá	Sevilha

Direct
CBD	10.00	93.05	-	6.17	99.99	-	100.00	-	-
Indirect
Novasoc	-	6.95	-	0.49	-	-	-	-	-
Sé	-	-	42.57	0.24	-	60.00	-	-	99.99
Holland	-	-	-	-	-	-	-	100.00	-

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

3. Summary of Main Accounting Practices (Continued)

s) Consolidated financial statements (continued)

Although the Company’s interest in Novasoc represents 10% of its quotas, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc, guaranteed by shareholders’ agreement who do not have effective veto or other participating or protective rights. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the annual consolidated financial statements.

Pursuant to CVM Ruling 408 as of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s financial statements, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

Since prevailing decisions related to the operational management of FIC are Itaú’s responsibility, CVM, through official memorandum CVM/SNC/006/09 authorized FIC to be included in the consolidated financial statements of Itaú. Thus, the Company valued its investment in Miravalles by the equity accounting method. The financial statements of Miravalles for the years ended at December 31, 2008 and 2007 were audited by other independent auditors.

According to the authorization granted by CVM through official memorandum CVM/SNC/013/08, the following subsidiaries were excluded from the Company’s consolidated financial statements: Bellamar Empreendimentos e Participações Ltda., Vancouver Empreendimentos e Participações Ltda., Bruxelas Empreendimentos e Participações S.A. and Dallas Empreendimentos e Participações S.A., whose capital is R$10, each one, at December 31, 2008. The Company opted for the exclusion as these companies are inactive on this date.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

4. Marketable Securities

The marketable securities at December 31, 2008 and December 31, 2007 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d), except for Receivables Securitization Fund, which is classified in investment held to maturity.

	Parent Company			Consolidated

	CDI	2008	2007	CDI	2008	2007

Current
Marketable Securities
ABN AMRO	104.1%	164,191	38,521	104.0%	188,077	38,522
Bradesco	103.6%	265,777	12,107	103.5%	287,324	39,547
Banco do Brasil	101.6%	539,635	-	103.9%	548,917	-
Itaú	102.8%	73,743	-	104.5%	205,483	193,549
Unibanco	102.8%	61,204	226,006	102.9%	68,796	95,193
Others	102.3%	16,151	202,323	102.3%	63,105	283,308

		1,120,701	478,957		1,361,702	650,119

Receivables Securitization Fund (note 8)		-	54,621		-	-

Total current		1,120,701	533,578		1,361,702	650,119

Noncurrent
Receivables Securitization Fund (note 8)		87,380	-		-	-

Total noncurrent		87,380	-		-	-

Total		1,208,081	533,578		1,361,702	650,119

* Average rate of CDI

5. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	2008	2007	2008	2007

Current
Resulting from sales through:
Credit card companies	307,873	271,123	416,443	409,731
Sales vouchers and others	79,155	72,939	108,300	88,107
Credit sales with post-dated checks	13,605	30,523	22,266	45,450
Accounts receivable - subsidiaries	158,658	149,295	-	-
Allowance for doubtful accounts	(5,157)	(4,999)	(10,520)	(6,421)
Resulting from commercial agreements	304,640	404,284	356,962	453,889

	858,774	923,165	893,451	990,756

Accounts receivable - PAFIDC	-	-	983,477	825,606

	-	-	983,477	825,606

	858,774	923,165	1,876,928	1,816,362

Accounts Receivable - Paes Mendonça	-	-	374,618	371,221

	-	-	374,618	371,221

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

5. Trade Accounts Receivable (Continued)

a) Breakdown (continued)

Credit card sales are receivable in cash from the credit card companies, except for electronic devices, which are received in up to 12 installments. Credit sales settled with post-dated checks bear interest of up to 6.50% per month (ditto at December 31, 2007) for settlement within 60 days.

The balance of subsidiaries accounts receivable refers to the Company’s sale of goods, made at cost, for the supply of its stores.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by credit sales with tickets and credit card company receivables, to PAFIDC. The volume of operations stood at R$8,057,146 at December 31, 2008 (R$7,381,416 at December 31, 2007), in which the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$135,111 in 2008 (R$125,487 in 2007), as Note 19, recognized as financial expenses in income for the years of 2008 and 2007, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at December 31, 2008 and 2007 were R$983,477 and R$825,606, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

The accounts receivable balance of Paes Mendonça relates to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements (Note 10 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

5. Trade Accounts Receivable (Continued)

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	2008	2007	2008	2007

Resulting from:

Credit sales with post-dated checks	(362)	(946)	(504)	(1,390)
Corporate sales	(1,084)	(3,804)	(1,409)	(4,715)
Other accounts receivable	(3,711)	(249)	(8,607)	(316)

	(5,157)	(4,999)	(10,520)	(6,421)

6. Inventories

	Parent Company		Consolidated

	2008	2007	2008	2007

Stores	745,557	685,905	1,133,953	995,332
Warehouses	383,173	468,398	436,910	538,910

	1,128,730	1,154,303	1,570,863	1,534,242

7. Recoverable Taxes

The balances of taxes recoverable refer basically to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated

	2008	2007	2008	2007

Current
Taxes on sales	186,003	198,361	197,515	299,399
Income tax and others	106,491	66,409	125,055	80,581
Present value adjustment	(202)	(45)	(202)	(45)

	292,292	264,725	322,368	379,935
Noncurrent
Taxes on sales	110,043	57,051	214,388	61,589
ICMS and others	67,692	78,011	70,142	80,570
Present value adjustment	(669)	(368)	(669)	(368)

	177,066	134,694	283,861	141,791

Total of recoverable taxes	469,358	399,419	606,229	521,726

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

8. Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment system and post-dated checks.

Senior quotaholders and GPA signed a letter proposal at February 22, 2008 to extend the fund maturity from May 26, 2008 to May 16, 2010.

The capital structure of the fund, at December 31, 2008, is composed of 10,256 senior quotas, held by third parties in the amount of R$930,849, which represent 90.51% of the fund’s equity (93.1% in 2007) and 2,864 subordinated quotas, held by the Company and subsidiaries in the amount of R$97,604, which represent 9.49% of the fund’s equity (6.9% in 2007).

The net assets of PAFIDC are summarized as follows:

	2008	2007

Assets
Cash and cash equivalents	6,455	64,466
Accounts receivable	983,477	825,606
Other amounts	40,845	-

Total assets	1,030,777	890,072

Liabilities
Accounts payable	2,324	5,258
Shareholders' equity	1,028,453	884,814

Total liabilities	1,030,777	890,072

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at December 31, 2008 was R$87,380 (R$54,621 in 2007). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The compensation of senior quotas is shown below:

		2008		2007

Quotaholders	Amount	CDI Rate	Redeemable Balance	CDI Rate	Redeemable Balance

Senior A	5,826	105%	629,307	105%	556,776
Senior B	4,300	105%	150,847	101%	133,682
Senior C	130	105%	150,695	100% + 0.5% p.a	133,344

			930,849		823,802

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

8. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, non-retroactive and the transfer is definitive.

9. Balances and Transactions with Related Parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at regular market prices, terms and conditions.

a) Sales and Purchases of Goods

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

9. Balances and Transactions with Related Parties (Continued)

	Parent Company		Consolidated

	2008	2007	2008	2007

Clients:
Novasoc Comercial	34,866	29,686	-	-
Sé Supermercados	78,505	70,867	-	-
Sendas Distribuidora	45,287	48,742	-	-

	158,658	149,295	-	-

Suppliers:
Novasoc Comercial	426	572	-	-
Sé Supermercados	1,474	1,645	-	-
Sendas Distribuidora	3,283	1,984	-	-
Barcelona	12	-	-	-
Grupo Assai	-	-	8,787	1,311

	5,195	4,201	8,787	1,311

Sales:
Novasoc Comercial	237,792	200,829	-	-
Sé Supermercados	655,284	504,711	-	-
Sendas Distribuidora	230,212	236,500	-	-
Versalhes	-	1,207	-	-

	1,123,288	943,247	-	-

Purchases:
Novasoc Comercial	5,484	5,172	-	-
Sé Supermercados	14,598	14,210	-	-
Sendas Distribuidora	19,286	16,609	-	-
Versalhes	-	134,817	-	-
Barcelona	1,827	-	-	-
Grupo Assai	-	-	200,132	20,767

	41,195	170,808	200,132	20,767

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

9. Balances and Transactions with Related Parties (Continued)

b) Other Operations

	Parent Company		Consolidated

	2008	2007	2008	2007

Assets
Novasoc Comercial	2,041	19,206	-	-
Sé Supermercados	179,254	313,197	-	-
Casino	4,922	4,171	4,922	4,171
FIC	16,253	14,376	18,400	16,072
Pão de Açucar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S/A	17,824	17,825	217,824	217,824
Sendas Distribuidora	272,694	-	-	-
Xantocarpa	1,051	-	-	-
Barcelona	2,959	-	-	-
Other	23,928	14,892	34,155	18,994

	522,097	384,838	276,472	258,232

Liabilities
Sendas Distribuidora	-	46,448	-	-
Casino	448	-	448	-
Fundo Península	10,324	12,522	10,640	12,891
Grupo Assai	-	215	1,345	215
Other	1,507	966	-	-

	12,279	60,151	12,433	13,106

Result
(i) Novasoc Comercial	7,063	7,220	-	-
(i) Sé Supermercados	14,110	16,064	-	-
(i) Sendas Distribuidora	49,970	96,669	-	-
Casino	(5,512)	(6,255)	(5,512)	(6,255)
Península Fund	(119,368)	(113,664)	(123,578)	(117,072)
Diniz Group	(11,785)	(11,649)	(12,730)	(12,549)
Sendas S/A	-	-	(31,703)	(33,244)
Assai Group	-	(426)	(3,563)	(426)
Galeazzi e Associados	(792)	-	(11,978)	-
Other	(15,177)	(6,461)	(15,177)	(6,461)

	(81,491)	(18,502)	(204,241)	(176,007)

i) Amounts deriving from the corporate apportionment of costs referring to services rendered to subsidiaries and associated companies, transferred by the cost value effectively incurred and eight properties leased for Sendas Distribuidora.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

9. Balances and Transactions with Related Parties (Continued)

b) Other Operations (continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Extraordinary General Meeting held at August 16, 2005.

Península Fund: 58 real estate leasing agreements to the Company, 1 property to Novasoc, 1 property to Sé and 1 property to Barcelona.

Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Comprise the purchase operations with the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda., Laticínios Flor de Rondônia Ltda., and leasing of five properties of Assai shareholders to Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

Other related parties not described in this note did not show balances or transactions in the periods.

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the years ended at December 31, 2008 and 2007, were as follows:

	2008	2007
Amounts recorded in the earnings	R$27,529	R$22,539

From these totals, the portion equivalent to 14.9% of 2008 amount and the portion equivalent to 54.0% 2007 amount refer to the stock option plan.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

10. Investments

a) Information on investments at December 31, 2008 and 2007

	A	B	C	D	E	F	G	H	I	J	K	L
4
5			Year ended at 12.31.2008
6			Shares/		Interest				Shareholders'		Net income/
7			quotas		in capital		Capital		equity (capital		(loss)
8			held		stock - %		stock		deficiency)		for the year
9		Novasoc	1,000		10.00		10		(8,941)		19,688
10		Sé	1,444,656,368		100.00		1,444,656		1,540,800		65,642
11		Sendas Distribuidora	607,083,796		57.43		835,677		(22,060)		(25,629)
12		Miravalles	127,519		50.00		221,363		227,191		5,828
13		Pa Publicidade	99,999		99.99		100		1,670		514
14		Barcelona	9,006,000		60.00		15,010		127,211		25,865
15		CBD Panamá	1,500		100.00		3		263		27
16		CBD Holland B.V.	180		100.00		0		217		0
17		Xantocarpa	799		99.99		1		(974)		(975)
18

	B	C	D	E	F	G	H	I	J	K	L
1
2		Year ended at 12.31.2007
3		Shares/		Interest				Shareholders'		Net income/
4		quotas		in capital		Capital		equity (capital		(loss)
5		held		stock - %		stock		deficiency)		for the year
6	Novasoc	1,000		10.00		10		(28,623)		14,684
7	Sé	1,433,671,368		100.00		1,433,653		1,464,250		51,980
8	Sendas Distribuidora	449,999,994		42.57		835,677		4,410		(19,193)
9	Miravalles	127,519		50.00		279,179		221,363		(57,818)
10	Pa Publicidade	99,999		99.99		100		1,156		723
11	Sevilha	227,009,990		99.99		226,992		228,250		1,257
12	Barcelona	9,006,000		60.00		15,020		37,778		3,717
13	CBD Panamá	1,500		100.00		-		173		173
14
15

b) Breakdown of investments

	Parent Company						Consolidated

	Novasoc	Sé	P.A. Publ.	Sendas	Other	Total	Total

Balances at December 31, 2007	-	1,363,647	1,156	-	346	1,365,150	110,987

Additions	-	10,985	-	-	-	10,985	-
Acquisitions	-	-	-	30,375	-	30,375	-
Exchange variation	-	-	-	-	63	63	-
Write-off	-	-	-	(125)	52	(73)	-
Merger	(6)	-	-	-	6	-	-
Equity accounting	19,688	59,852	514	(3,808)	110	76,356	2,922
Transfer to intangible	-	-	-	-	-	-	-
Transfer to capital deficiency	(19,682)	-	-	-	-	(19,682)	-
Law 11,638/07	(7)	-	-	(125)	132	-	-

Balances at December 31, 2008	-	1,434,484	1,670	26,442	577	1,463,174	113,909

	Parent Company						Consolidated

	Novasoc	Sé	P.A. Publ.	Lourenção	Other	Total	Total

Balances at December 31, 2006	-	1,114,336	433	1,496	605	1,116,870	79,557

Additions	-	119,982		-	8,154	208,136	73,910
Write-offs	-	-		-	(99)	(99)	(99)
Merger	-	-		(1,308)	(866)	(2,174)	(13,458)
Equity accounting	14,684	52,113	723	(188)	1,423	68,755	(28,923)
Transfer to intangible assets	-	-	-	-	(7,765)	(7,765)	-
Transfer to capital deficiency	(14,684)	-		-	262	(14,422)	-
Law 11,638/07	-	(2,784)	-	-	(1,368)	(4,151)	-

Balances at December 31, 2007	-	1,363,648	1,156		346	1,365,150	110,987

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

10. Investments (Continued)

b) Breakdown of investments (continued)

(i) Novasoc – Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. The operating lease annual rental payments amounted to R$10,112 in the year ended at December 31, 2008 (R$9,101 in 2007), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Under Novasoc Bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the Company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as of 2000.

At December 31, 2008, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$8,941 (R$28,623 at December 31, 2007), under “Provision for investment losses” to recognize its obligations before creditors.

(ii) Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

(iii) Sendas Distribuidora – At October 18, 2008, GPA started the cash and carry operations in the state of Rio de Janeiro with Assai brand through Xantocarpa.

(iv) Barcelona – At November 1, 2007, GPA, by means of subsidiary company controlled by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out by Assai in the wholesale market of the food industry by the amount of R$208,504, originating a R$206,068 goodwill recorded in the subsidiary Sevilha.

For non-controlling shareholders holding 40% interest in Barcelona, a shareholders’ agreement was entered into that established a put and call option of such interest, under the following conditions:

1) Criteria for calculation of purchase or sale price for remaining interest of 40%:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

10. Investments (Continued)

b) Breakdown of investments (continued)

  The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option exercise date, deducting net indebtedness and probable contingencies of loss. Should EBITDA margin be lower than 4.625%, only the 7 times EBITDA criterion will be taken into account;

  Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a.

2) Call Option (“CALL”) of total partners’ shares – 40%

  Should GPA require the dismissal of chairman due to performance (by means of specific criteria set forth in the shareholders’ agreement) – by criterion 1 of sales price;

  Should the chairman resign or be absent for more than 1/3 of Board meetings called during a determined fiscal year – by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;

  At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;

  From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;

  At any time in the event of disability or decease of the chairman, by criterion 1 of the sales price.

The Company did not record this option, since it is classified into the exception provided for in paragraph 2 (g) of CPC 14. Management will monitor the development of CPC 15 and the second phase of financial instruments during 2009. The fair value of this option at December 31, 2008 is R$247,470.

The Board of Directors of Barcelona is composed of 7 members, with a 3-year term of office, of which 4 members shall be appointed by GPA and 3 members by former partners of Assai, appointing among the latter, the Chairman of the Board of Directors. The former partners of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in the item abovementioned.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

10. Investments (Continued)

b) Breakdown of investments (continued)

The Board of Directors’ Meeting of Barcelona held at March 31, 2008, approved the reverse merger of Sevilha Empreendimentos e Participações Ltda., former parent company of Barcelona, with reference date as of February 28, 2008. The referred merger was carried out by book value, based on the appraisal report prepared by independent experts. With the merger of Sevilha into Barcelona, Sé now holds 60% direct interest in the total and voting capital of Barcelona. Barcelona set up a special goodwill reserve in the amount of R$69,180 pursuant to CVM Ruling 319/99.

c) Investment agreement – Company and Sendas

At October 19, 2006, Sendas S.A. notified the Company, expressing the exercise of put, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. The Company, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, the Company was notified by the Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV (Chamber of Conciliation and Arbitration of the Fundação Getúlio Vargas) informing that Sendas S.A. has filed and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified the Company, expressing the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of the Company’s capital stock, pursuant to Clause 6.9.1 of Sendas Distribuidora Shareholders' Agreement, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, the Company and Sendas entered into a commitment, commencing the arbitration proceeding.

At April 29, 2008, the Arbitration Court rendered an award agreeing with the rules of the Panel of Conciliation and Arbitration of FGV-RJ, with a favorable decision to GPA that sale of its share control did not occur, when the partnership operation with Casino was concluded in 2005.

Therefore, the claims of Sendas S.A. were rejected in the arbitration based on the non-existence of sale of control, especially that claim pleading the acknowledgment of supposed right to exercise “PUT” options for its shares in Sendas Distribuidora S.A.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

10. Investments (Continued)

c) Investment agreement – Company and Sendas (continue)

With the conclusion of the favorable decision to GPA, the exercise of PUT is under negotiation notified to the Company on January 5, 2007 by Sendas S.A., showing the exercise of the right to swap all paid-up shares it holds for preferred shares of the Company’s capital stock, set forth in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora.

d) Investment agreement – the Company and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company’s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú Companhia S.A. (“FIC”), with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to GPA’s customers.

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

In the year ended at December 31, 2008, total investments and equity pickup of said investee represent 0.8% and 1.0%, respectively, in relation to the Company’s consolidated financial statements (0.9% and 13.7% of total assets and net income in the year ended at December 31, 2007).

e) Capital subscription made by AIG Group at Sendas Distribuidora

At November 30, 2004 the shareholders of Sendas Distribuidora and investment funds of AIG Group ("AIG"), entered into an agreement by means of which AIG invested in Sendas Distribuidora the amount of R$135,675, by means of subscription and payment of 157,082,802 class B preferred shares issued by Sendas Distribuidora, representing 14.86% of its capital. AIG waived any rights related to receiving dividends until November 30, 2008.

According to the agreement, the company and AIG mutually granted reciprocal put and call options of shares acquired by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

10. Investments (Continued)

e) Capital subscription made by AIG Group at Sendas Distribuidora

At March 17, 2008, AIG notified the Company about its put option for 157,082,802 preferred shares of Sendas Distribuidora for the amount of R$165,440, amount of which was determined by constant formula in the divestment agreement executed at December 1, 2004. The payment was made R$12,066 in cash and R$153,364 per share swap.

At May 6, 2008, the parties executed an agreement for purchase and sale of shares, conveying the ownership of Sendas Distribuidora shares to the Company, with a conditional clause, whose validity is subject to the authorization for capital increase and issue of shares by the Company.

The capital increase representing the exercise of put option occurred at June 27, 2008, with the authorization for the issue of preferred shares by the Company’s Board of Directors, carrying out the share swap as per agreement of June 2005.

11. Property and Equipment

			Parent Company

	Annual depreciation rates %		2008			2007

	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	808,450	-	808,450	665,241
Buildings	3.33	3.33	2,304,492	(502,560)	1,801,932	1,743,944
Improvements	(*)	6.67	1,519,359	(643,689)	875,670	904,347
Equipment	10.0 to 33.0	12.59	902,812	(587,396)	315,416	380,387
Installations	10.0 to 25.0	20.0	389,036	(304,600)	84,436	92,811
Furniture and fixtures	10.0	10.0	360,181	(214,888)	145,293	122,501
Vehicle	20.0	20.0	21,186	(8,292)	12,894	10,155
Construction in progress	-	-	61,343	-	61,343	159,132
Other	10.0	10.0	124,677	(55,431)	69,246	79,052

TOTAL			6,491,536	(2,316,856)	4,174,680	4,157,570

Leasing

Hardware and Software	10.0	10.0	73,377	(25,684)	47,693	17,901
Improvements	5.0 to 20.0	5.0 to 20.0	34,317	(8,743)	25,574	26,376

Total			107,694	(34,427)	73,267	44,277

TOTAL			6,599,230	(2,351,283)	4,247,947	4,201,847

Average annual depreciation rate - %					5.30	5.19

(*)Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

11. Property and Equipment (Continued)

			Consolidated

	Annual depreciation rates %		2008			2007

	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	850,126	-	850,126	706,916
Buildings	3.33	3.33	2,407,456	(533,320)	1,874,136	1,816,818
Improvements	(*)	6.7	2,113,802	(910,493)	1,203,309	1,227,062
Equipment	10.0 to 33.0	12.59	1,160,241	(738,364)	421,878	495,011
Installations	10.0 to 25.0	20.0	480,813	(368,943)	111,870	139,054
Furniture and fixtures	10.0	10.0	500,645	(291,123)	209,522	182,201
Vehicle	20.0	20.0	22,952	(8,586)	14,366	10,807
Construction in progress	-	-	67,818	-	67,818	163,040
Other	10.0	10.0	125,933	(56,011)	69,922	79,270

TOTAL			7,729,786	(2,906,840)	4,822,947	4,820,179

Leasing

Equipment	10.0	10.0	15,700	(2,374)	13,325	26,422
Hardware and Software	20.0	20.0	90,859	(28,621)	62,238	1,577
Installations	10.0	10.0	5,836	(626)	5,210	4,690
Furniture and fixtures	10.0	10.0	4,276	(393)	3,883	2,505
Vehicle	20.0	20.0	2,639	(863)	1,776	2,521
Improvements	5.0 to 20.0	5.0 to 20.0	43,272	(11,217)	32,055	33,243

Total			162,582	(44,094)	118,487	70,958

TOTAL			7,892,368	(2,950,934)	4,941,434	4,891,137

Average annual depreciation rate - %					5.76	5.64

(*)Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company		Consolidated

	2008	2007	2008	2007

Additions	374,076	866,959	471,361	935,960
Leasing	4,699	12,882	14,057	35,685
Capitalized interest	29,273	42,425	31,723	44,666

Balance at December 31	408,048	922,266	517,141	1,016,311

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

12. Intangible Assets

	Parent Company	Consolidated

Balance at December 31, 2006	413,822	630,945

Additions	500	198,598
Investment transfer	7,765	7,765
Transfer to property and equipment	(9,551)	(9,551)
Amortization	(121,976)	(152,905)

Balance at December 31, 2007	290,560	674,852

Additions	138,057	138,062
Transfer to deferred income tax in terms of
CVM 319 (Note 18c)	-	(69,180)
Amortization	(123,006)	(165,977)

Balance at December 31, 2008	305,611	577,757

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability – were transferred to intangible assets and were amortized until December 31, 2008 over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

The Company assessed the recoverability of goodwill book value based on its usage value, by using the discounted cash flow model of cash generating units, representing a group of tangible and intangible assets used in the operation. The process to estimate the usage value involves the utilization of assumptions, judgments and future cash flows estimates, growth and discount rates.

The future cash flow assumptions and growth prospects are based on the Company’s annual budget and long-term business plans, approved by the Board of Directors, as well as comparable market data and they represent the Management’s best estimate of the economic conditions that will exist during the economic useful life of group of assets that generate cash flows.

Key assumptions used in the usage value estimate to which the recoverable value of assets is more sensitive are outlined below:

  Revenues – these were projected based on the annual budget of the following year and the Company’s business plan comprising the period between 2009 and 2013;

  Operating costs and expenses – Costs and expenses were projected based on the Company’s historical performance and its growth was projected in line with sales growth, taking into account their ratio;

  Capital investments – capital goods investments were estimated considering the infrastructure required supporting sales growth.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

12. Intangible Assets (Continued)

Key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information grounded on financial market projections, documented and approved by Company’s management bodies.

Consistently with economic valuation techniques, the valuation of usage value is carried out during a 5-year period. Revenues growth rates are compatible with long-term macroeconomic expectations which are yearly reviewed based on the historical performance and outlook for the sector where the Company operates. The growth rate used to infer the projections beyond the 4-year period was the nominal rate of 3.9% for 2009 and 2010 and 4.9% for 2011 and 2012.

Estimated future cash flows were discounted at a single discount rate of 11.3% in 2008.

The recoverability test of the Company’s intangible assets did not require the recognition of losses, since the estimated usage value exceeds its net book value on the valuation date.

Pursuant to CPC 01 item 107, CPC 02 item 32 and CPC 13 item 49 and 50, as from January 1, 2009, goodwill balances will not be amortized, being subject to annual recovery analysis.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

13. Loans and Financing

i) Breakdown of debt

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

Debentures
Debentures	13d	35,681	27,819	35,681	27,819
Swap agreements	13a	2,024	2,790	2,024	2,790
Funding cost		(844)	(844)	(844)	(844)

		36,861	29,765	36,861	29,765

Domestic currency
BNDES	13b	93,057	98,032	93,057	98,032
Working capital	13	-	16,520	-	36,831
PAFIDC quotas	8	-	-	-	823,802
Financial leasing	21	63,015	53,135	90,985	80,798
Funding cost		(3,400)	(75)	(3,870)	(366)

		152,672	167,612	180,172	1,039,097

Foreing currency
BNDES	13b	10,562	7,926	10,562	7,926
Working capital	13	184,526	-	182,355	226,370
Swap agreements	13a	(21,069)	20,649	(12,267)	225,306
Funding cost		(183)	(183)	(565)	(392)

		173,836	28,392	180,085	459,210

Total current		363,369	225,769	397,118	1,528,072

Debentures
Debentures	13d	779,650	779,650	779,650	779,650
Funding cost		(1,782)	(2,626)	(1,782)	(2,626)

		777,868	777,024	777,868	777,024

Domestic currency
BNDES	13b	109,750	201,514	109,750	201,514
Working capital	13	381,089	-	430,189	-
PAFIDC quotas	8	-	-	930,849	-
Financial leasing	21	11,970	13,020	11,970	13,020
Funding cost		(410)	(255)	(513)	(428)

		502,399	214,279	1,482,245	214,106

Foreing currency
BNDES	13b	877	8,513	877	8,513
Working capital	13	461,840	459,802	837,804	603,994
Swap agreements	13a	(107,618)	(3,106)	(79,561)	86,905
Funding cost		(256)	(441)	(807)	(440)

		354,843	464,768	758,313	698,972

Total noncurrent		1,635,110	1,456,071	3,018,426	1,690,102

(*)funding costs are mainly established by intermediation commission and IOF “tax on financial operations”, pursuant to CPC 08.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

13. Loans and Financing (Continued)

(ii) Noncurrent maturity

Year	Parent Company	Consolidated

2010	431,563	1,694,236
2011	651,735	698,049
2012	294,376	369,359
2013	259,884	259,884

Sub-total	1,637,558	3,021,528

Funding cost	(2,448)	(3,102)

Total	1,635,110	3,018,426

a) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

			Parent company			Consolidated

		Rate	2008	2007	Taxa	2008	2007

Debt
Domestic currency
BNDES	TJLP		-	6,443		-	6,443
Unibanco	CDI		-	10,077		-	30,388
Brasil	CDI	93.8%	381,089	-	93.8%	430,189	-

			381,089	16,520		430,189	36,831

Foreing currency
ABN AMRO	YEN	1.7%	156,269	100,864	4.4%	480,736	313,154
Santander	USD	6.0%	490,097	358,938	5.0%	539,423	501,361
Brasil	YEN		-	-		-	15,849

			646,366	459,802		1,020,159	830,364

Swap agreements
ABN AMRO	CDI	101.8%	(44,835)	10,046	104.3%	(23,689)	178,996
Santander	CDI	100.2%	(92,775)	(13,153)	103.2%	(92,775)	114,271
Votorantim	CDI	100.0%	1,861	4,168	100.0%	17,574	1,303
Pactual	CDI	100.0%	7,062	16,482	100.0%	7,062	16,482
Brasil			-	-		-	1,159

			(128,687)	17,543		(91,828)	312,211

TOTAL			898,768	493,865		1,358,520	1,179,406

* Average weighted rate

The Company uses swap operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian real pegged to CDI (floating) interest rate. The Company concurrently executed with the same counterparty currency and interest rates swaps operations.

CDI annual benchmark rate at December 31, 2008 stood at 12.38% (11.82% in 2007).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

13. Loans and Financing (Continued)

b) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

In the event the TJLP exceeds 6% per annum, the surplus is added to the principal. In the year ended at December 31, 2008 and, R$611 were added to the principal (R$636 in 2007).

			Parent Company and Consolidated

	Grace period	Number of
	in months	monthly
Annual financial charges		installments	Maturity	2008	2007

Currency basket + 4.125%	14	60	Jan/10	11,439	16,438
TJLP + 4.125%	12	60	Nov/09	51,730	107,845
TJLP + 1.0%	12	60	Nov/09	3,124	6,513
TJLP + 3.2%	6	60	Nov/12	129,277	161,813
TJLP + 2.7%	6	60	Nov/12	18,675	23,376

				214,245	315,985

c) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Loans and financing” (Note 8).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

13. Loans and Financing (Continued)

d) Debentures

(i) Breakdown of outstanding debentures – 6th issue

		Outstanding	Annual financial
	Type	securities	charges	Unit price	2008	2007

1st series	No preference	54,000	CDI + 0.5%	10,458	564,713	559,268
2nd series	No preference	23,965	CDI + 0.5%	10,458	250,618	248,201
1st and 2nd series	Interest swap	-	104.96% of CDI	-	2,024	2,790

Funding cost					(2,626)	(3,470)

Total					814,729	806,789

Noncurrent liabilities					777,868	777,024

Current liabilities					36,861	29,765

(ii) Debenture operation

	Number of
	debentures	Value

At December 31, 2006	40,149	414,761

Main amortization 5th issue	(40,149)	(401,490)
6th issue	77,965	779,650
Interest net of payment and swap	-	13,868

At December 31, 2007	77,965	806,789

Interest and swap	-	(90,118)
Interest net of payment and swap	-	98,058

At December 31, 2008	77,965	814,729

(iii) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013.

The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), lower or equal to 3.25.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

14. Financial Instruments

GPA maintains financial instruments operations with a view to contribute with its capacity of investments in order to sustain its growth strategy. Operations with derivatives have exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks to maintain the balanced capital structure.

Parent company’s financial instruments and consolidated have been reported pursuant to CVM Deliberation 566 of December 17, 2008, which approved the Technical Pronouncement CPC 14 and CVM Ruling 475 of December 17, 2008. Main financial instruments and their amounts by category are as follows:

		Parent Company

	Book value		Fair Value

	2008	2007	2008	2007

Cash and equivalents	1,253,727	750,532	1,253,727	750,532
Marketable securities	858,774	923,165	858,774	977,786
Receivables	509,818	324,687	509,818	324,687
Suppliers	(1,834,286)	(1,850,512)	(1,834,286)	(1,850,512)
Loans and Financings (*)	(1,183,750)	(875,051)	(1,180,804)	(875,051)
Debentures	(814,729)	(806,789)	(775,764)	(804,657)

Net exposure	(1,210,446)	(1,533,968)	(1,168,535)	(1,477,215)

		Consolidated

	Book value		Fair Value

	2008	2007	2008	2007

Cash and equivalents	1,625,612	1,064,132	1,625,612	1,064,132
Marketable securities	2,251,546	2,187,583	2,251,546	2,187,583
Receivables	264,039	245,126	264,039	245,126
Suppliers	(2,409,501)	(2,339,262)	(2,409,501)	(2,339,262)
Loans and Financings (*)	(2,600,815)	(2,411,385)	(2,597,546)	(2,411,385)
Debentures	(814,729)	(806,789)	(775,764)	(804,657)

Net exposure	(1,683,848)	(2,060,595)	(1,641,614)	(2,058,463)

(*) The loans and derivative financial instruments classified as fair value hedge are recorded at their fair value .

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries.

(i) Credit risk

• Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings, which are frequently restated (Note 4).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

14. Financial Instruments (Continued)

• Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales (nearly 0.52% of sales in the quarter).

Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii) Interest rate risk

The Company and its subsidiaries are subject to market risks increase, due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which increase the liabilities balances of foreign currency-denominated loans. The Company and its subsidiaries contract derivative financial operations so that to be protected from exchange variation deriving from foreign currency-denominated loans. Swap agreements were the instruments used.

(iv) Derivatives Financial Instruments

The Company designates part of swap agreements as fair value hedge of a portion of foreign currency-denominated debts (U.S. dollares and Japanese yen), domestic interest rates (CDI). These agreements amounted to a benchmark value of R$743,805, at December 31, 2008. The contracting of these instruments is made within same terms of financing agreement and preferably with same financial institution and within the limits approved by Management.

Other swap agreements are substantially related to debentures and BNDES loans, swapping percentage of variable domestic interest rates plus fixed interest rates with variable interest rates (CDI). These instruments were classified as “measured at fair value to income”

Swaps with caps are not allowed, as well as “regret” clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than the hedge of debts.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

14. Financial Instruments (Continued)

The Company calculates the effectiveness of this hedge at the beginning and on a continued basis (at least, quarterly) and hedges contracted at December 31, 2008 showed effectiveness in relation to the debts, purpose of this hedge. Provided that these derivative agreements are qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

		Consolidated

		Reference value		Fair value
		(notional)

Fair value hedge		2008	2007	2008	2007

Hedged item (debt)		(743,805)	(904,232)	(1,020,159)	(830,364)
Asset position
USD + Pre	5.93% p.a. (6.05% p.a. in 2007)	635,574	796,001	863,327	729,228
YEN + Pre	1.69% p.a. (1.81% p.a. in 2007)	108,231	108,231	156,270	100,863

		743,805	904,232	1,019,597	830,091
Liability position
% CDI	102.44% p.a.	(743,805)	(904,232)	(918,848)	(1,121,652)

		(743,805)	(904,232)	(919,410)	(1,121,925)

		Consolidated

		Reference value		Fair value
		(notional)

Description		2008	2007	2008	2007

Swap agreements measured by fair value through income
Asset position
CDI + Pre	100% CDI + 0.05% p.a.	779,650	779,650	776,366	802,609
USD + Pre	104.8% CDI + ditto in 2007	12,263	24,832	9,892	14,765
		791,913	804,482	786,258	817,374
Liability position
% CDI		(791,913)	(804,482)	(797,203)	(840,814)

		-	-	(10,945)	(23,440)

Gains and losses, realized and unrealized, on these agreements are recorded in the net financial income and the balance receivable or payable in the fair value of R$89,804 is recorded in “loans and financings”.

The effects of fair value hedge to the net income for the year stood at R$(38,737) and R$37,154 at December 31, 2008 and 2007, respectively. Other instruments marked at fair value showed effects of R$25,941 and R$(26,990) on net income at December 31, 2008 and 2007, respectively.

(v) Fair values of derivative financial instruments

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

Fair values are calculated by projecting the future flows of operations, using the curves of BM&F Bovespa and carrying them at present value, using CDI market rates to swaps published by BM&F Bovespa.

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the balance sheet date and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed- positions the straight line convention of 360 consecutive days was adopted and to determinate the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

14. Financial Instruments (Continued)

b) Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by financial instruments, to which the entity is exposed on each period closing date, including all derivative financial instruments.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, a deterioration of 25% and 50%, respectively, was considered on risk variables until the maturity date of financial instruments.

Derivative instruments destined to hedge its financial debt, variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a sensitivity analysis chart , so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned, as shown below:

(i) Fair value hedge

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt in USD	increase of USD	(1,017,434)	(1,271,792)	(1,526,150)
Swap (asset position in USD)	increase of USD	1,017,926	1,272,407	1,526,888

	net effect	492	615	738

Debt in YEN	increase of YEN	(216,645)	(270,806)	(324,967)
Swap (asset position in YEN)	increase of YEN	216,645	270,806	324,967

	net effect	-	-	-

Swap (liability position in CDI)	increase of CDI	(1,176,326)	(1,245,787)	(1,317,956)

Total net effect		(1,175,834)	(1,245,172)	(1,317,218)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

14. Financial Instruments (Continued) b) Analysis of sensitivity of derivative financial instruments (continued)

(ii) Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (asset position in USD)	decrease of USD	10,729	8,274	5,667
Swap (liability position in CDI)	increase of CDI	(19,652)	(19,944)	(20,236)

	net effect	(8,923)	(11,670)	(14,569)

Swap (asset position in CDI)	increase of CDI	1,124,123	1,195,447	1,265,781
Swap (liability position in CDI)	increase of CDI	(1,126,588)	(1,201,502)	(1,275,423)

	net effect	(2,465)	(6,055)	(9,642)

Total net effect		(11,388)	(17,725)	(24,211)

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as its related debts (hedged elements) and other Company’s financial instruments.

15. Taxes and Social Contribution Payable

The amounts payable were as follows:

	Parent Company		Consolidated

	2008	2007	2008	2007

Current
PIS and COFINS payable	24,349	18,158	31,142	25,031
Provision for income and social contribution taxes	-	5,575	13,860	16,944

	24,349	23,733	45,002	41,975

Taxes paid by installments

INSS	39,047	37,440	39,047	37,561
CPMF	9,834	10,028	11,835	12,035
Other	14,164	10,683	14,350	10,847

	63,045	58,151	65,232	60,443

Total current	87,394	81,884	110,234	102,418

Noncurrent

Taxes paid by installments

INSS	136,664	168,478	136,664	169,115
CPMF	34,417	45,125	41,421	54,159
Other	21,504	26,293	22,742	27,563

	192,585	239,896	200,827	250,837

Total noncurrent	279,979	321,780	311,061	353,255

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

15. Taxes and Social Contribution Payable (Continued)

(i) INSS and CPMF – The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii) Other – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months.

16. Provision for Contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	Parent Company

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at December 31, 2006	976,001	23,351	5,356	80,014	1,084,722
Additions	16,000	1,546	12,332	20,377	50,255
Reversal/payment	(6,886)	-	(12,971)	(13,703)	(33,560)
Monetary restatement	53,009	2,243	5,688	9,978	70,918
Judicial deposits	-	-	(8,897)	(6,484)	(15,381)

Balance at December 31, 2007	1,038,124	27,140	1,508	90,182	1,156,954
Additions	45,512	-	17,578	22,790	85,880
Reversal/payment	(1,825)	-	(21,232)	(7,310)	(30,367)
Monetary restatement	73,238	2,342	6,359	11,604	93,543
Judicial deposits	(124,489)	-	(5,669)	(7,553)	(137,711)

Balance at December 31, 2008	1,030,560	29,482	(1,456)	109,713	1,168,299

	Consolidated

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at December 31, 2006	1,011,320	24,580	5,993	95,734	1,137,627
Additions	26,250	2,570	19,462	22,821	71,103
Reversal/payment	(6,886)	-	(18,087)	(21,264)	(46,237)
Monetary restatement	55,497	2,389	6,083	11,517	75,486
Judicial deposits	-	-	(11,050)	(10,740)	(21,790)

Balance at December 31, 2007	1,086,181	29,539	2,401	98,068	1,216,189
Additions	63,155	1,692	27,910	23,239	115,996
Reversal/payment	(7,121)	-	(31,597)	(8,813)	(47,531)
Monetary restatement	78,679	2,467	7,106	12,694	100,946
Judicial deposits	(124,489)	(2,032)	(7,991)	(9,138)	(143,650)

Balance at December 31, 2008	1,096,405	31,666	(2,171)	116,050	1,241,950

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

16. Provision for Contingencies (Continued)

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 11.89% at December 31, 2008 (11.25% in 2007), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

The Company and its subsidiaries discuss the constitutionality of the change in the basis of taxation of the Social Integration Tax (PIS) and the increase in the rate and basis of calculation of the Social Security Tax (COFINS) (Law 9,718/99). The provision includes unpaid amounts, monetarily restated, at December 31, 2008, amounting to R$1,048,683 (R$971,004 in 2007) resulting from the lawsuits in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle in the calculation of PIS (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, as well as the appropriation of credits not accepted by laws. The provision recorded in the balance sheet at December 31, 2008 in the amount of R$172,211 (R$115,177 in 2007) includes the unpaid installment, monetarily restated. There are guarantees for these discussions in order to ensure the suspension of liabilities, judicial deposit amounting to R$124,489.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked pursuant to CVM regulation. These are: non-levy of the excise tax – IPI on codfish imports, for which it already has a deposit, notice regarding differences in the indices used (“Summer Plan”), IRRF and INSS notices, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ). The amount recorded at December 31, 2008 in accounting books for such issues is R$33,698 (R$29,539 in 2007) and a judicial deposit of R$2,032.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

16. Provision for Contingencies (Continued)

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2008, the Company recorded a provision of R$53,585 (R$50,166 in 2007) assessed as probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels totalize R$11,519 (R$7,151 in 2007). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (1.6% accumulated in the year ended 2008) plus 1% monthly interest (2.0% in 2007). The balance of net allowance for earmarked judicial deposits is R$2,171 (R$2,401 in 2007).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

• The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. At December 31, 2008, the amount accrued is R$54,184 (R$46,896 in 2007) and the Company made a R$9,487 (R$8,036 in 2007) judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

• The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right of not paying the falling due contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the extraordinary appeal. At December 31, 2008, the accrued amount is R$43,537 (R$37,511 in 2007), and judicial deposit in the amount of R$44,901 (R$37,328 in 2007).

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

16. Provision for Contingencies (Continued)

c) Civil and other

• The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$35,868 at December 31, 2008 (R$33,141 in 2007). There is no judicial deposit for such proceeding.

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At December 31, 2008 the accrual amount for these lawsuits is R$15,797 (R$11,955 in 2007), for which there are no judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at December 31, 2008, as follows:

• INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$108,473 (R$116,462 in 2007). These proceedings are under administrative discussion, starting the court stage. The provision has decreased due to the reclassification of the probability of loss in the notice periods that are longer than 5 years, pursuant to a recent Precedent issue by the Supreme Court.

• IRPJ, IRRF and CSLL – The Company was served several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$146,643 (R$69,309 in 2007).

• COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$498,402 (R$243,637 in 2007) and await administrative decision.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

16. Provision for Contingencies (Continued)

d) Possible losses (continued)

• ICMS – The Company was served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, return of goods to its stores, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the state of São Paulo, among others, not relevant. The total amount of these assessments is R$1,193,266 (R$878,062 in 2007), which await a final decision in the administrative and court levels.

• ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$34,628 (R$17,891 in 2007) and await administrative and court decisions.

• Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$69,097 (R$45,139 in 2007).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits s

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for lawsuits.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

16. Provision for Contingencies (Continued)

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	599,306	1,383	457,086	1,057,775
Labor	5,846	3,636	75,364	84,846
Civil and other	10,951	990	40,320	52,261

Total	616,103	6,009	572,770	1,194,882

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution taxes expense reconciliation

	Parent Company		Consolidated

	2008	2007	2008	2007

Earnings before income tax	349,071	247,571	392,951	205,904

Profit sharing	(16,516)	(9,325)	(22,173)	(13,399)

Earnings before income tax	332,555	238,246	370,778	192,505

Income tax at nominal rate	(83,138)	(64,871)	(112,078)	(55,826)

Income tax incentive	69	673	99	1,081
Partial reversal of provision for deferred
income tax realization	-	-	-	55,000
Equity accounting and provision for	-		-
capital deficiency of subsidiary	19,089	16,206	993	(9,834)
Other permanent differences and social
contribution tax, net	(8,148)	(4,599)	(20)	(3,979)

Effective income tax	(72,128)	(52,591)	(111,006)	(13,558)

Income tax for the year
Current	176	(19,734)	(36,347)	(49,720)
On amortized goodwill (b(ii ))	(103,097)	-	(107,959)	-
Deferred	30,790	(32,857)	33,300	36,162

Income and social contribution taxes
expenses	(72,131)	(52,591)	(111,006)	(13,558)

Effective rate	21.7%	22.0%	29.9%	7.0%

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

(i) At December 31, 2008, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$573,559 (R$645,866 in 2007) in the Parent Company and R$1,130,074 (R$1,135,554 in 2007) in Consolidated.

	Parent Company		Consolidated

	2008	2007	2008	2007

Deferred income tax assets
Tax losses (i)	13,594	4,048	391,778	314,878
Provision for contingencies	60,031	49,692	83,612	66,673
Provision for hedge and levied on a cash basis	12,853	6,905	38,783	59,975
Allowance for doubtful accounts	1,939	2,604	3,762	3,088
Goodwill	31,234	26,301	74,095	74,762
Income tax Law 11,638/07	20,333	20,699	22,368	20,886
Income tax on goodwill Vieri - Casino (ii)	414,196	517,294	414,196	517,294
Income tax on goodwill Sevilha - Assai (ii)	-	-	64,317	-
Provision for goodwill reduction	-	-	117,516	139,522
Deferred gains from shareholding dilution, net	-	-	-	-
Other	19,379	18,323	25,843	22,998

Deferred income and social contribution tax assets	573,559	645,866	1,236,270	1,220,076

Provision for deferred income tax realization			(106,196)	(84,522)

Total deferred income tax assets	573,559	645,866	1,130,074	1,135,554

Current assets	46,421	68,303	94,358	88,128
Noncurrent assets	527,138	577,563	1,035,716	1,047,426

Deferred income and social contribution tax assets	573,559	645,866	1,130,074	1,135,554

Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

(ii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

17. Income and Social Contribution Taxes (Continued)

In order to enable a better presentation of the financial statements, the goodwill net amount of R$515,488, less provision, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ. The net goodwill at December 31, 2008 totaled R$414,196 (R$517,294 in 2007).

At March 31, 2008, the Extraordinary General Meeting approved the reverse merger of Sevilha by Barcelona. Also pursuant to CVM Ruling 319/99, the special goodwill reserve was created as a result of this merger. At December 31, 2008, the remaining net goodwill recorded by Barcelona amounted to R$64,317.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

	2008	2008

2009	170,303	236,354
2010	115,799	145,070
2011	115,799	160,953
2012	115,799	166,803
2013 up to 2018	55,859	420,895

18. Shareholders’ Equity

a) Capital stock

(i) Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held at November 26, 2007. Fully subscribed and paid-up capital is comprised at December 31, 2008 of 235,249 (227,920 at December 31, 2007) in thousands of registered shares with no par value, of which 99,680 (ditto in 2007) in thousands of common shares 135,569 (128,240 in 2007) in thousands of preferred shares.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

Change in capital stock and number of shares:

		Number of shares - thousand

	Capital stock	Preferred	Common

At December 31, 2007	4,149,858	128,240	99,680
Capitalization of reserves	54,842	-	-
Profit	6,094	-	-
Private subscription of shares	217,861	6,144	-
Stock option
Series VII	4,058	162	-
Series VIII	58	2	-
Series IX	5,157	180	-
Series A1 Silver	4,783	194	-
Series A1 Gold	2	69	-
Series A2 Silver	8,009	298	-
Series A2 Gold	3	280	-

At December 31, 2008	4,450,725	135,569	99,680

The Board of Directors’ Meetings held at March 10, 2008, May 27, 2008, June 10, 2008, July 22, 2008 and September 11, 2008 approved the capital stock increases with the subscription and payment of shares in the Stock Option Plan, as follows:

Meeting	Series	Number (thousand)	Unit values	Total

10/3/2008	Series A1 Silver	102	24.63	2,512
10/3/2008	Series A1 Gold	42	0.01	0
10/3/2008	Series A2 Silver	187	26.93	5,036
10/3/2008	Series A2 Gold	178	0.01	2
10/6/2008	Series VII	162	25.09	4,065
27/5/2008	Series VIII	0.25	31.16	8
10/6/2008	Series VIII	1	31.61	32
10/6/2008	Series IX	180	28.66	5,159
27/5/2008	Series A1 Silver	84	24.63	2,069
10/6/2008	Series A1 Silver	3	24.63	74
27/5/2008	Series A1 Gold	27	0.01	0
27/5/2008	Series A2 Silver	83	26.93	2,235
10/6/2008	Series A2 Silver	6	26.93	162
27/5/2008	Series A2 Gold	78	0.01	1
10/6/2008	Series A2 Gold	5	0.01	0
22/7/2008	Series A1 Silver	2	24.63	49
22/7/2008	Series A2 Silver	14	26.93	377
22/7/2008	Series A2 Gold	13	0.01	0
11/9/2008	Series IX	-	30.10	0
11/9/2008	Series A1 Silver	3	24.63	74
11/9/2008	Series A2 Silver	8	26.93	215
11/9/2008	Series A2 Gold	7	0.01	0

		1,185		22,070

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$0.08 per share. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which may include the interest on shareholders’ equity, net of taxes.

c) Capital reserve – Special goodwill reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 17 b(ii), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged from Vieri amounted to R$517,294, which will be used in the capital increase, upon the realization of reserve.

At March 31, 2008, a tax benefit deriving from the goodwill in the merger of Sevilha into Barcelona was recorded in the amount of R$69,180, which will be used to increase capital, upon realization of reserve.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
(Continued) December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

d) Recognized Granted Options

With the enactment of Law 11,638/07 the account “recognized granted options” was created to recognize payments made to managers/suppliers are compensation pursuant to CPC 10.

e) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

(iii) Profit retention: the balance at December 31, 2008 is available to the Shareholders’ General Meeting for allocation.

f) Proposed Dividends

At February 26, 2009, the Management proposed the payment of dividends for resolution at the Annual General Meeting, calculated as follows:

	Dividends

	2008	2007

Net income for the year*	260,427	210,878
Legal reserve	(13,021)	(10,544)

Dividend calculation basis	247,406	200,334

Minimum mandatory dividends - 25%	61,851	50,084

(R$0.20804 per thousand of common shares)	-	20,737
(R$0.22884 per thousand of preferred shares)	-	29,347

(R$0.24859 per common share at December 31, 2008)	24,780	-
(R$0.27345 per common share at December 31, 2008)	37,071	-

* In 2007, it excluded the adjustments of Law 11,638 shown in statement of income

g) Profit sharing plan

As provided for in the Company’s Bylaws, the payment of the amount of R$22,173 in 2008 and (R$13,399 in 2007) was approved at the Company’s Board of Directors meeting held on December 11, 2008.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

h) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of lot of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

where:

Q = Amount of 1000 (one thousand) shares to be encumbered by restraint on alienation.

Q1 = 50% of the total lots of Company’s shares as of the granting date.

Pm = Market price of the lot of Company’s shares as of the exercise date.

Pe = Original exercise price of the lot, determined on the granting date, observing the terms of the Plan.

The option price from the date of concession to the date of its exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted taking into account the reverse share split of shares representing the Company’s capital stock, approved at the Extraordinary General Meeting held at July 30, 2007.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

New preferred stock option plan

The Extraordinary General Meeting, held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as of the 36th month to 48th month as of the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

The series of previous plan continue in force until the respective maturity dates.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

New preferred stock option plan (Continued)

(i) Information on the stock option plans is summarized below:

Breakdown of series granted
				Price		Lot of shares

			2nd date of	On the
		1st date of	exercise and	granting	End of	Number of		Not exercised		Total in
Series granted	Granting date	exercise	expiration	date	period	shares granted	Exercised	by dismissal	Expired	effect

Balance at December 31, 2007
Series VI	15/3/2002	15/3/2005	15/3/2007	23.50	35.92	825	(203)	(367)	(255)	-
Series VII	16/5/2003	16/5/2006	16/5/2008	20.00	24.34	1,000	(297)	(318)	-	385
Series VIII	30/4/2004	30/4/2007	30/4/2009	13.00	30.67	862	(214)	(373)	-	275
Series IX	15/5/2005	15/5/2008	15/5/2010	13.00	27.99	989	-	(407)	-	582
Series X	7/6/2006	7/6/2009	7/6/2011	16.50	36.30	901	-	(210)	-	691
Series A1 - Gold	13/4/2007	30/4/2010	29/4/2011	0.01	0.01	324	(45)	(5)	-	274
Series A1 - Silver	13/4/2007	30/4/2010	29/4/2011	24.63	24.63	1,122	(117)	(49)	-	956

						6,023	(876)	(1,729)	(255)	3,163

Balance at December 31, 2008
Series VII	16/5/2003	16/5/2006	16/5/2008	20.00	25.09	1,000	(459)	(365)	(176)	-
Series VIII	30/4/2004	30/4/2007	30/4/2009	13.00	32.53	862	(216)	(436)	-	210
Series IX	15/5/2005	15/5/2008	15/5/2010	13.00	29.68	989	(180)	(534)	-	275
Series X	7/6/2006	7/6/2009	7/6/2011	16.50	38.54	901	-	(359)	-	542
Series A1 - Gold	13/4/2007	30/4/2010	29/4/2011	0.01	0.01	324	(115)	(9)	-	200
Series A1 - Silver	13/4/2007	30/4/2010	29/4/2011	24.63	24.63	1,122	(312)	(94)	-	716
Series A2 - Gold	3/3/2008	30/4/2008	30/3/2012	0.01	0.01	848	(280)	(6)	-	562
Series A2 - Silver	3/3/2008	30/4/2008	30/3/2012	26.93	26.93	950	(298)	(7)	-	645

						6,996	(1,860)	(1,810)	(176)	3,150

Series exercised

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price (R$)

At December 31, 2007
Series VI	3/15/2002	4/7/2006	203	35.11	7,120	44.54
Series VII	3/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	3/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	3/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	3/16/2003	11/28/2007	1	23.76	13	28.56
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.26

			876		22,727

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

New preferred stock option plan (Continued)

Series exercised

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price (R$)

At December 31, 2008
Series IX	15/5/2005	11/9/2008	0	30.10	6	34.36
Series IX	15/5/2005	10/6/2008	180	28.66	5,151	34.11
Series VII	16/5/2003	13/12/2005	291	22.12	6,445	37.43
Series VII	16/5/2003	9/6/2006	4	22.12	91	33.33
Series VII	16/5/2003	10/7/2007	1	22.95	13	37.15
Series VII	16/5/2003	28/11/2007	1	23.76	13	28.56
Series VII	16/5/2003	10/6/2008	162	25.09	4,065	34.11
Series VIII	30/4/2004	15/5/2007	195	28.89	5,631	31.60
Series VIII	30/4/2004	10/7/2007	19	28.90	542	37.15
Series VIII	30/4/2004	27/5/2008	0	31.16	9	34.11
Series VIII	30/4/2004	10/6/2008	2	31.61	49	34.11
Series A1 Silver	13/4/2007	22/7/2008	2	24.63	44	37.00
Series A1 Silver	13/4/2007	11/9/2008	3	24.63	79	34.36
Series A1 Silver	13/4/2007	10/7/2007	11	24.63	260	37.15
Series A1 Silver	13/4/2007	28/11/2007	36	24.63	878	28.56
Series A1 Silver	13/4/2007	17/12/2007	70	24.63	1,734	33.26
Series A1 Silver	13/4/2007	10/3/2008	103	24.63	2,537	34.85
Series A1 Silver	13/4/2007	27/5/2008	84	24.63	2,063	34.11
Series A1 Silver	13/4/2007	10/6/2008	3	24.63	71	34.11
Series A1 Gold	13/4/2007	10/7/2007	3	0.01	0	37.15
Series A1 Gold	13/4/2007	28/11/2007	11	0.01	0	28.56
Series A1 Gold	13/4/2007	17/12/2007	31	0.01	0	33.26
Series A1 Gold	13/4/2007	10/3/2008	43	0.01	0	34.85
Series A1 Gold	13/4/2007	27/5/2008	27	0.01	0	34.11
Series A2 Silver	3/3/2008	22/7/2008	14	26.93	378	37.00
Series A2 Silver	3/3/2008	11/9/2008	8	26.93	204	34.36
Series A2 Silver	3/3/2008	10/3/2008	187	26.93	5,036	34.85
Series A2 Silver	3/3/2008	27/5/2008	83	26.93	2,239	34.11
Series A2 Silver	3/3/2008	10/6/2008	6	26.93	155	34.11
Series A2 Gold	3/3/2008	22/7/2008	13	0.01	0	37.00
Series A2 Gold	3/3/2008	11/9/2008	7	0.01	0	34.36
Series A2 Gold	3/3/2008	10/3/2008	178	0.01	2	34.85
Series A2 Gold	3/3/2008	27/5/2008	78	0.01	1	34.11
Series A2 Gold	3/3/2008	10/6/2008	4	0.01	0	34.11

			1,860		37,696

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At December 31, 2008, the Company’s preferred share price on BOVESPA was R$31.21 for each share.

At December 31, 2008, there are no treasury shares to be used as spread to the options granted of the Plan.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

18. Shareholders’ Equity (Continued)

New preferred stock option plan (Continued)

(ii) The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	2008	2007

Number of shares	235,249	227,920
Balance of granted series in effect	3,158	3,235

Maximum percentage of dilution	1.32%	1.40%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.04% at December 31, 2008 (1% in 2007), expectation of volatility of nearly 38.36% at December 31, 2008 (40% in 2007), non-risk weighted average interest rate of 10.77% at December 31, 2008 (6.74% in 2007). The expectation of average life of series VII and VIII is 4 years, whereas for series A1, the expectation is 3.5 years and for series A2, the expectation is 5 years.

12-month period ended at December 31, 2007	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	2941	26.91

Granted during the period	1446	19.11
Cancelled during the period	(591)	15.75
Exercised during the period	(378)	15.09
Expired during the period	(255)	23.50

Outstanding at the end of the period	3,163	17.01

12-month period ended at December 31, 2008	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3163	17.01

Granted during the period	1798	14.23
Cancelled during the period	(448)	15.99
Exercised during the period	(1187)	15.53
Expired during the period	(176)	20.00

Outstanding at the end of the period	3,150	15.96

Technical Pronouncement CPC 10 – Share-based payment determines that the effects of share-based payment transactions are reflected in income and in the entity’s balance sheet. The amounts recorded in income of Parent Company and Consolidated at December 31, 2008 and 2007 were R$19,437 and R$25,169, respectively.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

19. Net Financial Income

	Parent Company		Consolidated

	2008	2007	2008	2007

Financial expenses
Financial charges - BNDES	(27,483)	(25,343)	(27,483)	(25,343)
Financial charges - Debentures	(97,649)	(86,658)	(97,649)	(86,658)
Interest on loan	(59,393)	(8,206)	(84,635)	(51,046)
Swap operations	(37,426)	(19,953)	(92,701)	(85,645)
Mark-to-market of financial instruments	(6,599)	(176)	(12,796)	10,164
Capitalized interest	29,273	42,425	31,723	44,665
Receivables securitization	(110,775)	(101,760)	(135,111)	(125,487)
Financial charges on contingencies and taxes	(109,318)	(83,806)	(132,031)	(93,140)
Interest on financial leasing	(9,030)	370	(15,129)	588
CPMF and bank services	(18,932)	(51,624)	(27,272)	(67,959)
Present value adjustment	(458)	(846)	(458)	(1,396)
Other financial expenses	(6,729)	(8,197)	(14,755)	(20,300)

Total financial expenses	(454,519)	(343,774)	(608,297)	(501,557)

Financial revenue
Interest on cash and cash equivalents	160,832	87,728	184,449	155,014
Financial discounts obtained	43,169	35,942	49,072	40,953
Financial charges on taxes and judicial deposits	25,242	36,587	39,732	64,760
Interest accrued on installment sales	28,890	32,601	23,708	44,811
Interest accrued on loan	(10,764)	(1,745)	(577)	(5,849)
Present value adjustment	(3,081)	-	(4,920)	-
Other financial revenue	20	51	45	59

Total financial revenue	244,308	191,164	291,509	299,748

Net financial income	(210,211)	(152,610)	(316,788)	(201,809)

20. Insurance Coverage

Coverage at December 31, 2008 is considered sufficient by Management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property and equipment and inventories	Named risks	6,138,118
Profit	Loss of profit	1,465,051

The Company also holds specific policies covering civil and management liability risks in the amount of R$422,410 (R$142,400 in 2007). The information above was not audited by the independent auditors.

21. Leasing Operations

a) Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement should be recognized as expenses on a straight-line basis during the term of leasing. The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

21. Leasing Operations (Continued)

a) Operating lease liabilities (Continued)

	Parent Company		Consolidated

	2008	2007	2008	2007

Gross liabilities from operating lease - minimum lease payments

Less than 1 year	293,407	276,811	386,172	354,617
Over 1 year and less than 5 years	904,929	821,089	1,209,082	1,087,107
Over 5 years	1,625,137	1,637,419	2,057,367	2,080,763

	2,823,473	2,735,319	3,652,620	3,522,487

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by clause, varying between 0.5% and 2.5% over sales.

	Parent Company		Consolidated

	2008	2007	2008	2007

Contingent payments recognized as expenses during the year
	240,098	223,743	320,494	286,293

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements for the year ended at December 31, 2008 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action; the agreements have periodic adjustment clauses according to inflation indexes.

b) Financial Lease Liabilities

Leasing agreements classified as financial leasing amount to R$195,683 in 2008 (R$186,404 in 2007) for the Parent Company and for the Consolidated, R$243,950 in 2008 (R$235,061 in 2007), according to the chart below:

	Parent Company		Consolidated

	2008	2007	2008	2007

Gross liabilities from financial leasing - minimum lease payments
Less than 1 year	21,555	13,984	31,308	23,061
Over 1 year and less than 5 years	22,642	22,942	32,087	33,375
Over 5 years	30,788	29,229	39,560	37,382

Present value of financial lease agreements	74,985	66,155	102,955	93,818

Future financing charges over financial leasing	120,617	120,430	140,995	141,259

Gross amount of financial lease agreements	195,602	186,585	243,950	243,950

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

21. Leasing Operations (Continued)

a) Operating lease liabilities (Continued)

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by agreement, varying between 0.5% and 2.5% over sales.

	Parent Company		Consolidated

	2008	2007	2008	2007

Contingent payments recognized as expenses during the period	3,104	2,527	3,824	2,647

b) Financial leasing liabilities

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements in the year ended at December 31, 2008 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action.

The Company has several leasing agreements which cannot be cancelled with purchase option clause by residual value with payment included in the monthly amortization, with depreciation rates varying between 5% and 20%, or by the amortization term of the agreement in the event of reasonable doubt about the exercise of option at the end of the agreement. The measurement of values is in line with CPC 06.

22. Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at December 31, 2008, amounted to R$1,659, employees’ contributions amounted to R$2,231 with 781 participants.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

23. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Parent Company		Consolidated

	2008	2007	2008	2007

Operating income	349,071	247,571	392,951	205,904

(+) Net financial expenses	210,211	152,610	316,788	201,809
(+) Equity accounting	(76,355)	(68,755)	(2,922)	28,923
(+) Depreciation and amortization	464,039	426,022	604,743	546,648
(+) Other operational income	6,064	10,451	10,914	9,084

EBITDA	953,030	767,899	1,322,474	992,368

Net revenue from sales	12,446,611	10,733,385	18,033,110	14,902,887
% EBITDA	7.7%	7.2%	7.3%	6.7%

Adjustments of Law 11,638/07	13,281	34,787	14,263	33,645

EBITDA	966,311	802,686	1,336,737	1,026,013

% EBITDA	7.8%	7.5%	7.4%	6.9%

24. Amendments to the Preparation and Disclosure of Financial Statements

At December 28, 2007, the Law 11,638 was enacted, which amends and revokes few provisions of Law 6,404 of December 15, 1976 and Law 6,385 of December 7, 1976. The requirements of this new law apply to the financial statements related to the fiscal years starting as of January 1, 2008, and the amendments to these statements for the year ended at December 31, 2007 for reporting purposes and comparison of financial statements to be disclosed.

Below, the reconciliations of balance sheets and the statements of income disclosed at December 31, 2007 adjusted to Law 11,638/07, necessary to allow the comparison with fiscal year ended at December 31, 2008.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS (Continued)
December 31, 2008 and 2007
(In thousands of reais)

24. Amendments to the Preparation and Disclosure of Financial Statements (Continued)

	Parent Company			Consolidated

	Law 6,404/76	Adjustments of Law 11,638/07	Law 11,638/07	Law 6,404/76	Adjustments of Law 11,638/07	Law 11,638/07

Gross operating income	12,787,417	-	12,787,417	17,642,563	-	17,642,563
Net sales revenues	10,733,385	-	10,733,385	14,902,887	-	14,902,887
Gross profit	3,044,578	-	3,044,578	4,178,388	-	4,178,388

Operating income (expenses)
Selling	(1,904,511)	-	(1,904,511)	(2,652,028)	-	(2,652,028)
General and administrative	(337,381)	(34,787)	(372,168)	(500,347)	(33,645)	(533,992)
Depreciation and amortization	(430,979)	4,957	(426,022)	(550,696)	4,048	(546,648)
Financial income	(151,958)	(652)	(152,610)	(211,165)	9,356	(201,809)

Equity in the earnings of subsidiaries
and associated companies	64,824	3,931	68,755	(28,923)	-	(28,923)

Other operating income (expenses)	(10,451)	-	(10,451)	(9,084)	-	(9,084)

	(2,770,456)	(26,551)	(2,797,007)	(3,952,243)	(20,241)	(3,972,484)

Income (loss) before income and
social contribution taxes and
employees' profit sharing	274,122	(26,551)	247,571	226,145	(20,241)	205,904

Income and social contribution taxes	(53,919)	1,328	(52,591)	(11,404)	(2,154)	(13,558)
Minority interest	-	-	-	9,536	(2,828)	6,708
Employees' profit sharing	(9,325)	-	(9,325)	(13,399)	-	(13,399)

Net income for the year	210,878	(25,223)	185,655	210,878	(25,223)	185,655

25. Subsequent Events

At January 16, 2009, the Company’s Board of Directors approved the creation of Share Buyback Program effective for 90 days as of January 19, 2009, which aims at holding shares at treasury and their subsequent disposal and/or cancellation, without reducing the capital stock. The Company will be able to acquire up to three million (3,000,000) preferred shares, representing approximately 2.9904% of total outstanding shares, observing the legal limit of 10% of outstanding shares.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 03, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.